

03058421

P.E. 2-28-03

RECD S.E.C.
MAY 12 2003
1086

ARS



PROCESSED
T MAY 13 2003
THOMSON
FINANCIAL

We're with you℠

FINANCIAL HIGHLIGHTS

(Dollar amounts in thousands except per share data)	2003	Years Ended February 28 2002	2001
OPERATING RESULTS			
Net sales and operating revenues	**$9,953,530**	$9,518,231	$10,329,982
Earnings from continuing operations before income taxes	**$ 67,040**	$ 206,439	$ 185,875
Net earnings from continuing operations	**$ 41,565**	$ 127,993	$ 115,238
PER SHARE DATA			
Net earnings per share from continuing operations:			
Basic	**$ 0.20**	$ 0.62	$ 0.57
Diluted	**$ 0.20**	$ 0.62	$ 0.56
Cash dividends	**$ 0.07**	$ 0.07	$ 0.07
AT YEAR-END			
Total assets	**$3,799,117**	$4,542,033	$ 3,871,333
Cash and cash equivalents	**$ 884,670**	$1,248,246	$ 437,329
Working capital	**$1,822,841**	$2,011,384	$ 1,555,580
Total debt	**$ 12,664**	$ 37,926	$ 57,530
Total stockholders' equity	**$2,341,575**	$2,734,438	$ 2,356,483
Common shares outstanding	**209,954,840**	208,822,551	207,019,999
Number of Circuit City Superstores	**611**	604	594
Retail square feet	**20,271,427**	20,046,725	19,706,588
Number of Circuit City Associates	**38,849**	45,327	53,302

On October 1, 2002, the CarMax auto superstore business was separated from the Circuit City consumer electronics business. Results from continuing operations and per share data in this summary exclude amounts attributable to CarMax. See notes to consolidated financial statements.

TABLE OF CONTENTS

2 Management Letter
5 Focus on the Customer
14 10-Year Selected Financial Data
15 Management's Discussion and Analysis
30 Audited Financial Statements and Notes
47 Company Officers
48 Executive Committee and Board of Directors
49 Shareholder Information and Circuit City Markets

FORWARD-LOOKING STATEMENTS:

This report contains forward-looking statements, which are subject to risks and uncertainties. Additional discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations is contained in the company's Securities and Exchange Commission filings, including the "Management's Discussion and Analysis of Results of Operations and Financial Condition" contained in this annual report.

"We're with you."

We say it in our ads every day. It's our commitment to put customers first. It's our promise to deliver superior consumer electronics solutions to America's families. Whether in our stores or on the Web, it's the shopping experience that tells our customers "We're with you."



W. ALAN McCOLLOUGH

In fiscal 2003, our focus on the customer continued to serve as the foundation for our effort to improve sales, profits and returns for Circuit City shareholders. Throughout the year, we strengthened our high-service offer by further enhancing our already state-of-the-art sales training programs and revitalizing our stores and our merchandise presentation. A strong marketing program helped drive customer traffic by focusing on specific, frequently unique, components of our consumer offer. At the end of the fiscal year, we changed the compensation structure in our stores, adapting to the preferences of today's consumer as well as the industry's new product trends. This change also was a major step towards simplifying our business. We believe that a simpler business model will better serve our customers and lower costs and is required in the demanding, competitive industry in which we operate today. As we enter fiscal 2004, we are committed to making Circuit City the best place for America's families to find consumer electronics solutions.

FISCAL 2003 PERFORMANCE OVERVIEW

For the fiscal year ended February 28, 2003, total sales increased 5 percent to $9.95 billion from $9.52 billion during the same period last year. Comparable store sales increased 4 percent. Net earnings from continuing operations were $41.6 million, or 20 cents per share, compared with $128.0 million, or 62 cents per share, in fiscal 2002. In fiscal 2003, we incurred costs of $57.9 million, or 17 cents per share, related to remodels, relocations and the change in compensation structure. In fiscal 2002, we incurred costs of $29.3 million, or 9 cents per share, related to remodels, relocations and additional lease termination costs associated with the exit from the appliance business. Excluding these items in both years, net earnings from continuing operations were $77.5 million, or 37 cents per share, in fiscal 2003 compared with $146.2 million, or 71 cents per share, in fiscal 2002. On October 1, 2002, we completed the separation of CarMax from Circuit City. As a result, all CarMax earnings prior to the separation date are presented as net earnings from discontinued operations.

Our performance in the first half of the year benefited from merchandising and marketing initiatives focused on increasing foot traffic and from continuing consumer interest in new and innovative products. However, as the year progressed, our sales and earnings were pressured by the combined effects of a softening economy, increased promotional activity throughout the industry and slowing industry subscriber growth in high-margin categories such as wireless communications and digital satellite systems. The effect of the softening economy extended beyond retail and into our finance operation, and we experienced lower-than-expected second half earnings there, as well.

FOCUSING ON THE CUSTOMER

Adapting to Trends

To compete effectively, we must operate a business that is simple in design, efficient in operation and grounded in the realities of today's dynamic marketplace. Digital technologies now allow for faster product introductions and more rapid price declines. The availability of Web-based product information means customers are better prepared and better educated than ever before. And, while consumers continue to want assistance with high-ticket, complex products such as digital televisions and personal computers, consumer familiarity and low prices have made many of our products more take-with in nature. In the last few years, as these changes in technology and consumer behavior drove down costs, we gradually moved to a dual pay structure for our sales force with, ultimately, 60 percent earning commissions and 40 percent paid an hourly rate. In early February 2003, we changed from this dual structure to a single hourly pay structure. At the same time, we eliminated the title of sales counselor and introduced the title of product specialist.

The split pay structure sometimes created conflicting objectives for our workforce and was cumbersome and expensive to administer. We believe the change to a single hourly pay structure will:

- Unify our sales Associates into one team, focused solely on customer service.

- Increase browse time in our stores.
- Simplify store operations.
- Reduce operating costs.

The change in pay structure in no way lessens our commitment to delivering product information through well-trained and knowledgeable Associates. To ensure continued strong customer service, we added in our 400 highest volume stores a third sales manager, whose role is to ensure that customer needs are met in the high-touch video and audio categories. In addition, all of our product specialists must complete training and certification programs for the products they sell. With the gradual growth of our hourly workforce over the last few years, we have seen that when hourly Associates complete our unique Web-based training programs, they can deliver the high level of customer service and product knowledge our customers have come to expect. The added flexibility of our unified staff also is enabling us to reduce our sales workforce by approximately 1,800 positions, or about three positions per store.

Although we had anticipated short-term sales disruption resulting from this change, none was evident. We did, however, incur a net pretax charge of approximately $10 million in connection with the workforce reduction. We expect the compensation change will generate significant payroll savings in fiscal 2004.

Differentiating Our Consumer Offer

The compensation change adapts our operations to retail industry and consumer trends, but differentiating Circuit City with a high-service shopping experience remains our primary strategy. In fiscal 2003, we continued to strengthen our differentiated position in several areas, beginning with sales training.

We built upon the foundation of our state-of-the-art, interactive Web-based training system by adding a certification program. The certification process measures core competencies and skills and establishes minimum proficiency levels. Virtually all of the product specialists in our stores today are certified in the products they sell and achieving certification in their areas of responsibility remains a job requirement for both new and existing product specialists.

We have been clear about the need to revitalize our store base, and in the last three years we have both relocated a number of stores and conducted several remodeling tests to determine the optimal process for accomplishing the needed updates. In fiscal 2003, we gathered the most comprehensive store performance data set ever compiled at Circuit City. Using this information, we developed a predictive real estate model to determine which stores should be relocated, remodeled or left as is.



Photo: Beth Chapman, 17, Martinsburg, W. Va.

Boys & Girls Clubs of America Partnership

In fiscal 2002, the Circuit City Foundation became the official sponsor of the ImageMakers National Photography Program and Contest. The three-year, $3 million donation paid for a new photography curriculum including development and production of materials disseminated to more than 3,000 clubs. ImageMakers offers Boys & Girls Club members the opportunity to expand their horizons through creative photography and to enter their best work in a nationwide competition. The regional and national contests were held in the summer of 2002, and winners were chosen in four age groups and five categories. In addition to the program sponsorship, many Circuit City stores and Associates have established ties with local clubs, enriching the relationship between the company and B&GCA. We are proud to be a part of this worthy program, and we congratulate all the contest participants.

To date, our highest-return strategy has been our relocation program and, based on the strong returns, we plan to accelerate this program. In fiscal 2004, we plan to relocate 18 stores to 22 stores, and in fiscal 2005, we are targeting approximately 50 relocations, depending on real estate availability.

However, our tests also indicate that solid return opportunities exist for full-store remodels. We are phasing our remodel activities over a multi-year period to maximize the number of stores affected while also minimizing the risk of sales disruption. In fiscal 2003, we took the first large-scale step towards full-store remodeling by introducing a redesigned video department and full-store lighting upgrade in approximately 300 stores, including 79 stores that had been fully remodeled, relocated or newly constructed in the past three years. We focused first on the video area to both solidify our leadership position in this important category and take advantage of near-term growth opportunities.

In fiscal 2004, we plan to fully remodel five stores and refixture the merchandise areas in approximately 200 stores. We believe new standardized fixtures will improve store productivity by making more products available on the sales floor for customers, creating better product adjacencies and expanding assortments in some stores. Greater standardization of fixtures and store types achieved through both remodels and relocations also simplifies the merchandising of individual stores.

However, we must do more than hire and train outstanding Associates and build attractive stores; we also must provide consumer-friendly policies and value-added services. Over the past several years, we have for example built an exceptional Web site. Its unique services include Express Pickup, which allows customers to check our in-store inventory, order an item and pick it up at their convenience. We expect to devote additional resources to circuitcity.com in fiscal 2004 as consumers increasingly turn to the Web for both research and shopping. In response to customer feedback, we also eliminated restocking charges on product returns during fiscal 2003, making us the only national consumer electronics chain to completely eliminate these fees. And finally, recognizing the growing complexity of hi-tech equipment hookup, we have begun offering a variety of professional home theater and computer networking installation packages to meet customer needs.

STOCK BUYBACK PROGRAM APPROVED

Our confidence in the strategies and initiatives underway led the board of directors in January 2003 to approve a $200 million stock buyback program. We believe, given the current stock market conditions, a stock repurchase program is a prudent use of our cash resources and an attractive means to enhance shareholder value. We began repurchasing shares in March, and we intend to continue executing the program through open-market purchases as appropriate.

LEADERSHIP CHANGE

Early in fiscal 2004, we announced that Mike Chalifoux, who has served as executive vice president, chief financial officer and corporate secretary and as a member of our board of directors, has expressed his desire to retire. During Mike's 20-year tenure with the company, he oversaw Circuit City's growth from a $200 million retailer to the $10 billion retailer we are today. In addition, he oversaw the development of our finance operation and the creation and eventual separation of CarMax. We regret that some personal health issues have driven Mike's desire to retire at this time. I want to thank Mike for his long and dedicated service to the company and for agreeing to assist with all necessary transitions.

LOOKING AHEAD

I want to thank our Associates, customers, vendors and shareholders for their continued support during a challenging period for our company. Companies that thrive over the long term are willing to embrace needed change and that is a clear part of the character of Circuit City. In fiscal 2004, we will maintain our focus on driving sales through improving the customer service experience at every customer touch point, while simultaneously simplifying our operations to reduce operating costs. We will continue to listen and respond to our customers and to the marketplace. Our opportunities for growth reside in this commitment to stay focused on the customer – both today and tomorrow.

Sincerely,



W. Alan McCollough
April 2, 2003

Unrelenting Customer Focus

In today's demanding environment, superior customer service must encompass many things. It's knowledgeable, helpful sales assistance when and where you need it. It's allowing you to browse at your own pace and quickly tender a sale when selections are complete. It's the assurance that you're paying the lowest price available. It's consumer policies that are focused on ensuring you get exactly what you're looking for, even if it's not the first thing you buy. It's the marriage of online shopping convenience with the benefit of same-day pickup. It's assistance before and after the sale with attractive financing, delivery and installation options and product protection plans. It's stores that are easy and fun to shop. It's broad selections, with varying features and price points to meet all needs. It's what you need, when you need it, all the time, every time.

It's all these things and more. It's Circuit City. At Circuit City, we recognize that the needs of consumers are constantly changing and we're committed to staying in step with these evolving needs. While we are focused on simplifying our business model and improving efficiencies, we remain dedicated to providing superior consumer electronics solutions to America's families, differentiating our consumer offer through:

- Our continuous training programs.
- Our package of customer benefits.
- Our commitment to revitalizing our stores.
- Our efforts to create an optimal shopping experience.

Continuous Training





ENHANCING OUR TRAINING PROGRAM

Our interactive, Web-based training system is unmatched by our competitors. Two years ago, we completed the move of all sales training to a Web-based program that, through more than 120 e-Learning courses, quickly and efficiently delivers information on ever-changing product technologies, while also cutting training time and costs. We continually update our training courses and have added "e-briefing" modules to rapidly and cost-effectively provide updates on new products.

Training terminals are located in every store to facilitate continuous training. All Circuit City product specialists must complete a series of customer service training modules, which include courses on Circuit City customer policies, customer satisfaction and problem solving, offering extended service plans and

- Opposite page: Our state-of-the-art, Web-based training system provides the foundation for building a knowledgeable, helpful sales force.
- Above left: Technology product specialists can explain the advantages of digital cameras and demonstrate the ease of downloading and printing digital photos.
- Above right: Entertainment product specialists play an important role in serving customers interested in the latest and greatest television display technologies such as flat panel plasma displays.



Unmatched Customer Benefits

general merchandise training. Following this training, all product specialists complete one of four training paths, which coincide with areas of responsibility.

- Merchandise product specialists receive training in selling and merchandising entertainment software and other take-with items.
- Entertainment product specialists receive training in selling and merchandising video and audio products.
- Technology product specialists receive training in selling and merchandising personal computers and accessories, wireless communications and imaging products.
- Mobile electronics product specialists receive training in sales and installation of in-car audio and video products.

To ensure that product specialists receive the full benefit of our training programs, in fiscal 2003 we adopted a certification program to measure core competencies and skills and to establish minimum proficiency levels. The certification process is required of all product specialists and includes both an online certification test and a skills validation exam scored by the store manager.

We continue to attract highly capable Associates by offering market-competitive pay rates and opportunities for advancement. As product specialists master the more complex consumer electronics and technology categories, they advance to higher compensation levels. And, the most skilled Associates can move on to management positions within our field operations.



Circuit City gift cards sport distinctive brand elements on the face of the card.

IMPROVING OUR CONSUMER OFFER

We provide Circuit City customers with a package of shopping benefits that we believe is unmatched by the competition. Whether we are helping them find the right product solution, guaranteeing the best prices, easing the return process or providing exceptional after-purchase service, Circuit City customers can know that "We're with you."

Our "no-hassle" return policy helps ensure customers get exactly the product they want. Every Circuit City purchase, whether made at a store or on our Web site, can be returned or exchanged at any of our 600-plus stores. Circuit City is the only national consumer electronics chain that does not charge restocking fees. And, our proprietary receipt tracking system lets us accept returns and exchanges even when customers have lost their receipt. To ensure complete satisfaction, most products can be returned up to 30 days after the purchase.

Our Price Match Plus Guarantee assures Circuit City customers that the prices they pay will be low and competitive by pledging in most cases to refund 110 percent of the difference if they find a lower price, including a Circuit City price, within 30 days after the sale. Our Home Speaker Trade-In Guarantee provides a one-year upgrade option, allowing customers to get the speakers they need now while saving for the ones they want later. And, under our Roadshop Installation Guarantee, if Circuit City installs a car stereo and the customer later decides to sell their car, we will remove the installed system and replace it with the old unit for free.

We know that many of today's consumers research and shop for products online. At circuitcity.com, consumers can find information on more than 3,500 products, and they can expect superior service online just as they do in our stores. Our Express Pickup service provides a unique integration of the benefits of online and in-store shopping by allowing customers to shop from the convenience of home while also providing the immediate gratification of assured same-day pickup. Customers electing our Express Pickup service automatically receive the lower of our Web site price or our local in-store price.

To take the guesswork and uncertainties out of shopping for someone else, Circuit City offers a variety of gift cards. The perfect gift for that someone who has everything, Circuit City gift cards are available not only in our stores, but also in Safeway grocery stores.

In fiscal 2003, Circuit City became the exclusive national consumer electronics retailer for the Upromise college savings program. By joining the network of Upromise participating companies, which includes AT&T, Coca-Cola, ExxonMobil, General Motors and McDonald's, Circuit City helps families supplement their college savings plans, while at the same time fostering customer loyalty.

Recognizing the growing complexity of hi-tech equipment hookup, we offer a variety of professional home theater and computer networking installation packages. Whether a customer wants a whole room wired for sight and sound or just needs a few speakers hooked up, we can take the hassle out of home theater setup. And, we



Our television and magazine advertising emphasize our unique package of consumer benefits including our "no-hassle" returns.

Opposite page, top left: Customers can find information on more than 3,500 products at circuitcity.com. Customer ratings and reviews, 3-dimensional product images and recommended accessory listings are but a few of the features available to online shoppers.

Opposite page, top right: For customers who love the convenience of online shopping but hate the wait, our Express Pickup option lets you buy online and pick up your purchases at a local Circuit City store almost immediately.

Stores Designed For Today's Consumer





offer a variety of home networking solutions including wired, wireless and plug-in options that allow customers to make the most of their personal computers.

Consumer electronics and personal computers play a larger role than ever in the home entertainment experience and in keeping people connected. To keep these products working like new, we offer our comprehensive Cityadvantage[SM] protection plan. With terms up to five years, the plan provides protection beyond the standard manufacturers' warranties and includes a nationwide service network, in-home service options and unlimited power surge coverage. We also offer a replacement protection plan that simply provides a new product when the purchased item needs repair.

REVITALIZING OUR STORES

Recognizing the continual evolution of consumer shopping preferences, three

- Opposite page: We are revitalizing our store base by relocating stores to more convenient shopping locations and incorporating store design features that give consumer electronics customers the most contemporary shopping experience available.

- Above left: The innovative home theater environment included in our redesigned video department allows customers to experience firsthand the sight and sound advantages of a home theater setup.

- Above right: While maintaining point-of-sale terminals in high-touch areas, newer stores also feature registers at the front of the store to speed the checkout process.



An Optimal Shopping Experience

years ago we created a new store design in-step with today's consumer, but also flexible enough to meet future demands. New stores have a brighter, more contemporary look and an open, easily navigable floor plan conducive to browsing. We have improved product adjacencies so that customers can not only better compare features and benefits across product categories, but also can shop for related accessories and peripherals in convenient proximity. Shopping carts, baskets and cash register checkouts at the front of the store create a comfortable shopping environment for the growing level of take-with products in our stores. Standardized fixtures accommodate more take-with selections and provide greater flexibility to adapt to future changes in our product categories. Today, approximately 100 of our 611 Superstores have been fully remodeled, relocated or constructed as new within the last three years.

At the same time, we recognize that we have considerable opportunities to upgrade and improve our existing store base. In the last three years, we conducted several remodeling tests and developed a framework for evaluating store sites and determining the optimal upgrade approach. Where trade areas have shifted away from the store site, we are choosing to strategically relocate the store to a more vibrant and convenient location. We relocated a total of 19 stores in fiscal 2002 and fiscal 2003, and we plan to relocate 18 stores to 22 stores in fiscal 2004. We are targeting an additional 50 relocations in fiscal 2005, depending on real estate availability.



In other cases, we are choosing to remodel stores. In fiscal 2003, we took the first large-scale step in our remodeling plan with the roll out of a redesigned video department, including an innovative home theater environment, and full-store lighting upgrades in approximately 300 stores. The video department remodel allows us to better showcase this category as consumer interest in digital televisions and other new display technologies, including flat panel plasma and LCD televisions, continues to rise.

In fiscal 2004, we plan to install new fixtures in approximately 200 stores. The new fixtures will help make more products available on the sales floor for customers, create better product adjacencies and expand product assortments in some stores. The new fixtures also should further support our simplified store operating model and give us greater flexibility to shift merchandise displays within the store as new products and technologies are introduced.

MAKING SHOPPING EASIER

In addition to providing knowledgeable sales assistance, consumer-friendly policies and stores designed around the needs of today's consumer, superior customer service encompasses having an optimal product assortment on the basis of features and price points, unique product offerings, high in-stock levels and a compelling visual presentation.

For each major product assortment we balance opening- and mid-level price points along with fully featured, high-end technology items that carry higher prices. This differentiated assortment provides customers a breadth of selection unmatched by discount retailers and warehouse clubs. This assortment strategy can serve the broadest possible range of consumer buying needs.

In fiscal 2003, we created alliances with key manufacturers to provide unique product offerings not available at other big-box retailers. We have teamed with Sharper Image Corporation to put the "best of Sharper Image products" on our shelves, and we have partnered with Sharp Systems of America to be the exclusive national retailer for their award-winning Actius line of ultra-thin laptop computers.

We must focus on serving the customer in all we do, in the most simple and cost efficient manner possible. We must provide our customers with consumer electronics solutions by offering broad, competitively priced selections; unique products; information on new and complex items; and great stores that are browseable, hassle-free and easy to shop. We believe that the changes underway at Circuit City will help achieve these objectives, strengthen our differentiated consumer offer and further build our market share.



Opposite page and above: Customers will find a broad range of product assortments and selections including high-end and new technology offerings and entry-level items, all attractively displayed to highlight features and price points.

Selected Financial Data

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
CONSOLIDATED SUMMARY OF EARNINGS FROM CONTINUING OPERATIONS *(Amounts in millions except per share data)*										
Net sales and operating revenues	**$9,954**	$9,518	$10,330	$10,503	$9,276	$7,997*	$7,154*	$6,753*	$5,506*	$4,114*
Gross profit	**$2,350**	$2,328	$ 2,466	$ 2,622	$2,284	$1,970	$1,718	$1,611	$1,380	$1,104
Earnings from continuing operations before income taxes	**$ 67**	$ 206	$ 186	$ 527	$ 380	$ 258	$ 249	$ 304	$ 277	$ 212
Net earnings from continuing operations	**$ 42**	$ 128	$ 115	$ 327	$ 235	$ 159	$ 154	$ 189	$ 173	$ 134
Net earnings per share from continuing operations:										
Basic	**$ 0.20**	$ 0.62	$ 0.57	$ 1.62	$ 1.18	$ 0.81	$ 0.79	$ 0.98	$ 0.90	$ 0.70
Diluted	**$ 0.20**	$ 0.62	$ 0.56	$ 1.60	$ 1.17	$ 0.80	$ 0.78	$ 0.97	$ 0.89	$ 0.69
CONSOLIDATED SUMMARY OF EARNINGS FROM CONTINUING OPERATIONS PERCENTS *(% to sales except effective tax rate)*										
Gross profit	**23.6**	24.5	23.9	25.0	24.6	24.6	24.0	23.9	25.1	26.8
Earnings from continuing operations before income taxes	**0.7**	2.2	1.8	5.0	4.1	3.2	3.5	4.5	5.0	5.2
Effective tax rate	**38.0**	38.0	38.0	38.0	38.1	38.3	38.2	37.6	37.6	36.7
Net earnings from continuing operations	**0.4**	1.4	1.1	3.1	2.5	2.0	2.1	2.8	3.1	3.3
CONSOLIDATED SUMMARY BALANCE SHEETS *(Amounts in millions)*										
Total current assets	**$3,103**	$3,653	$ 2,847	$ 2,943	$2,394	$2,146	$2,166	$1,738	$1,388	$1,024
Property and equipment, net	**$ 650**	$ 733	$ 797	$ 753	$ 802	$ 834	$ 794	$ 754	$ 573	$ 437
Deferred income taxes	**$ 22**	$ 3	$ —	$ —	$ —	$ —	$ —	$ —	$ 5	$ 78
Other assets	**$ 24**	$ 11	$ 9	$ 9	$ 19	$ 35	$ 30	$ 16	$ 18	$ 14
Assets of discontinued operations	**$ —**	$ 142	$ 218	$ 250	$ 230	$ 217	$ 94	$ 22	$ 21	$ 2
Total assets	**$3,799**	$4,542	$ 3,871	$ 3,955	$3,445	$3,232	$3,084	$2,530	$2,005	$1,555
Total current liabilities	**$1,280**	$1,641	$ 1,292	$ 1,406	$ 964	$ 906	$ 839	$ 833	$ 707	$ 547
Long-term debt, excluding current installments	**$ 11**	$ 14	$ 33	$ 128	$ 287	$ 397	$ 430	$ 321	$ 67	$ 5
Accrued straight-line rent and other liabilities	**$ 166**	$ 141	$ 85	$ 123	$ 107	$ 140	$ 164	$ 213	$ 242	$ 268
Deferred income taxes	**$ —**	$ —	$ 11	$ 22	$ 33	$ 26	$ 33	$ 19	$ —	$ —
Liabilities of discontinued operations	**$ —**	$ 12	$ 94	$ 134	$ 149	$ 33	$ 3	$ 80	$ 112	$ 25
Total liabilities	**$1,457**	$1,808	$ 1,515	$ 1,813	$1,540	$1,502	$1,469	$1,466	$1,128	$ 845
Total stockholders' equity	**$2,342**	$2,734	$ 2,356	$ 2,142	$1,905	$1,730	$1,615	$1,064	$ 877	$ 710
Total liabilities and stockholders' equity	**$3,799**	$4,542	$ 3,871	$ 3,955	$3,445	$3,232	$3,084	$2,530	$2,005	$1,555
CONSOLIDATED STATEMENTS OF CASH FLOWS FROM CONTINUING OPERATIONS *(Amounts in millions)*										
Depreciation and amortization	**$ 157**	$ 134	$ 126	$ 133	$ 120	$ 110	$ 97	$ 79	$ 67	$ 55
Cash flow from operating activities of continuing operations	**$ (259)**	$ 800	$ 150	$ 663	$ 410	$ 319	$ 43	$ (68)	$ 115	$ 128
Capital expenditures	**$ 151**	$ 173	$ 275	$ 177	$ 214	$ 342	$ 452	$ 491	$ 342	$ 245
OTHER DATA										
Cash dividends per share paid	**$ 0.07**	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.06	$ 0.05	$ 0.04
Return on average stockholders' equity (%)	**1.6**	5.0	5.1	16.1	12.9	9.5	11.5	19.5	21.7	20.9
Number of Circuit City Associates at year-end	**38,849**	45,327	53,302	54,800	48,973	43,086	40,699	36,186	30,920	23,182
Number of Circuit City retail units at year-end	**626**	624	629	616	587	556	493	419	352	294

All earnings per share and dividends per share calculations have been adjusted to reflect a two-for-one stock split effective June 30, 1999. On June 16, 1999, Digital Video Express announced that it would discontinue operations. On October 1, 2002, the CarMax auto superstore business was separated from the Circuit City consumer electronics business. Results of continuing operations shown above exclude Digital Video Express and CarMax. See notes to consolidated financial statements.

**Net sales and operating revenues for fiscal 1994 through fiscal 1998 do not reflect the reclassification of rebates from cost of sales, buying and warehousing to sales.*

Reported Historical Information

(Amounts in thousands except per share data)	2003	2002	2001	2000	1999
Net sales and operating revenues	**$9,953,530**	$9,518,231	$10,329,982	$10,502,992	$9,275,867
Net earnings from continuing operations	**$ 41,565**	$ 127,993	$ 115,238	$ 326,712	$ 234,984
Net earnings (loss) from discontinued operations:					
Discontinued CarMax operations	**$ 64,519**	$ 90,802	$ 45,564	$ 1,118	$ (23,514)
Discontinued Divx operations	**—**	—	—	$ (130,240)	$ (68,546)
Net earnings	**$ 106,084**	$ 218,795	$ 160,802	$ 197,590	$ 142,924
Net earnings (loss) per share:					
Basic:					
Continuing operations	**$ 0.20**	$ 0.62	$ 0.57	$ 1.62	$ 1.18
Discontinued operations attributed to Circuit City common stock	**0.20**	0.31	0.17	(0.64)	(0.44)
	$ 0.40	$ 0.93	$ 0.73	$ 0.98	$ 0.75
Discontinued operations attributed to CarMax Group common stock	**$ 0.63**	$ 0.87	$ 0.45	$ 0.01	$ (0.24)
Diluted:					
Continuing operations	**$ 0.20**	$ 0.62	$ 0.56	$ 1.60	$ 1.17
Discontinued operations attributed to Circuit City common stock	**0.20**	0.30	0.17	(0.63)	(0.43)
	$ 0.40	$ 0.92	$ 0.73	$ 0.97	$ 0.74
Discontinued operations attributed to CarMax Group common stock	**$ 0.60**	$ 0.82	$ 0.43	$ 0.01	$ (0.24)
Total assets	**$3,799,117**	$4,542,033	$ 3,871,333	$ 3,955,348	$3,445,266
Long-term debt, excluding current installments	**$ 11,254**	$ 14,064	$ 33,080	$ 127,984	$ 286,865
Accrued straight-line rent and other liabilities	**$ 166,219**	$ 140,853	$ 85,329	$ 122,771	$ 107,070
Cash dividends per share paid	**$ 0.07**	$ 0.07	$ 0.07	$ 0.07	$ 0.07

See notes to consolidated financial statements.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Management's Discussion and Analysis is designed to provide the reader of financial statements with a narrative on the company's results of operations; financial position, liquidity and capital resources; critical accounting policies and significant estimates; and the future impact of accounting standards that have been issued but are not yet effective. This discussion should be read in conjunction with the consolidated financial statements and related footnotes included in this annual report to shareholders. All per share amounts in this discussion are presented on a diluted basis.

From February 7, 1997, to October 1, 2002, the common stock of Circuit City Stores, Inc. consisted of two common stock series that were intended to reflect the performance of our two businesses. The Circuit City Group common stock was intended to reflect the performance of the Circuit City consumer electronics stores and related operations and the shares of CarMax Group common stock reserved for the Circuit City Group or for issuance to holders of Circuit City Group common stock. The CarMax Group common stock was intended to reflect the performance of the CarMax auto superstores and related operations.

Effective October 1, 2002, the CarMax auto superstore business was separated from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc., formerly a wholly owned subsidiary of Circuit City Stores, Inc., became an independent, separately traded public company. In the separation, each outstanding share of CarMax Group common stock was redeemed in exchange for one share of CarMax, Inc. common stock. In addition, each holder of Circuit City Group common stock received as a tax-free distribution 0.313879 of a share of CarMax, Inc. common stock for each share of Circuit City Group common

stock. Following the separation, the Circuit City Group common stock was renamed Circuit City common stock. All CarMax results prior to the separation date are presented as results from discontinued operations.

In fiscal 2000, we ceased marketing the Divx home video system and discontinued this business. Operating results of Divx and the loss on the disposal of the business are presented as results of discontinued operations for periods prior to the disposal.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of financial statements requires us to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. We use our historical experience and other relevant factors when developing our estimates and assumptions. We continually evaluate these estimates and assumptions. Note 2 to the consolidated financial statements includes a discussion of our significant accounting policies. The following accounting policies are those we consider critical to an understanding of the consolidated financial statements because their application places the most significant demands on our judgment. Our financial results might have been different if other assumptions had been used or other conditions had prevailed.

Calculation of the Value of Retained Interests in Securitization Transactions

We securitize the credit card receivables generated by our finance operation. Securitization involves the sale of the credit card receivables to off-balance-sheet special purpose entities. When the special purpose entities issue either public or private asset-backed securities, we receive cash and retain an interest in the receivables. In accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," we account for the securitizations as a sale of the credit card receivables. Gains or losses on securitization transactions, earnings on the retained interests, servicing income and adjustments in the fair value of the retained interests are recorded in finance income on the consolidated statements of earnings. The fair value of the retained interests from securitization activities is based on the present value of expected future cash flows. The present value is determined by using estimates of key assumptions such as finance charge income; charge-offs, net of recoveries; payment rates; and discount rates appropriate for the type of asset and risk. The present value of expected future cash flows also is based upon the market's expectation about future movements in interest rates as reflected in forward interest rate curves. We utilize independent third parties to assist in developing assumptions about charge-offs, payment rates and discount rates. Adjustments to one or more of these assumptions may have a material impact on the fair value of the retained interests. Actual results may differ materially from our estimates because our estimates are based largely on historical experience and our assumptions may be affected by external factors, such as changes in the behavior patterns of our credit card customers, changes in the strength of the economy and developments in the interest rate markets. The fair value of retained interests in securitized receivables was $560.2 million at February 28, 2003, and $394.5 million at February 28, 2002. Note 6 to the consolidated financial statements includes a discussion of our credit card securitizations.

Calculation of the Liability for Lease Termination Costs

We account for lease termination costs in accordance with Emerging Issues Task Force No. 88-10, "Costs Associated with Lease Modification or Termination," EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," as applicable. When leased properties are no longer used for operating purposes, we recognize a liability for remaining costs related to the properties, reduced by any estimated sublease income. Inherent in the calculation of the liability for lease termination costs are significant management judgments and estimates including estimates of future sublease revenues, vacancy periods, tenant improvement allowances, broker fees, taxes, insurance and maintenance costs. With assistance from independent third parties, we review these judgments and estimates on a quarterly basis and the lease termination cost liability is adjusted as appropriate. Fluctuations in the economy and in marketplace demand for commercial properties can result in material changes in the liability for lease termination costs.

The liability for non-appliance exit related lease termination costs was $59.4 million at February 28, 2003, and $38.2 million at February 28, 2002, and is included in other liabilities on the consolidated balance sheets. The liability for appliance exit related lease termination costs was $13.8 million at February 28, 2003, and $19.7 million at February 28, 2002, and is included in accrued expenses and other current liabilities on the consolidated balance sheets. Notes 2(F) and 2(O) to the consolidated financial statements include a discussion of our accounting policies related to leased properties that are no longer used for operating purposes.

Accounting for Pension Liabilities

We account for our defined benefit pension plan in accordance with SFAS No. 87, "Employers' Accounting for Pensions," which requires that net pension expense recognized in financial statements be determined on an actuarial basis. SFAS No. 87 requires that the effects of both the performance of the pension plan's assets and the changes in pension liability discount rates on the computation of net pension expense be amortized over future periods.

A significant element in determining the net pension expense is the expected return on plan assets. To develop the expected long-term rate of return assumption on our pension plan assets, we use historical long-term return experience, the expected investment mix of the plan's assets and estimates of future long-term investment returns. The rate of return assumption is reviewed annually and adjusted as appropriate. For fiscal 2003, our expected rate of return on plan assets was 8.25 percent compared with 9.00 percent in fiscal 2002. Net pension expense for our defined benefit pension plan was $13.5 million in fiscal 2003, $12.3 million in fiscal 2002 and $9.8 million in fiscal 2001. These expenses are included in selling, general and administrative expenses on the consolidated statements of earnings.

At the end of each year, we determine the weighted average discount rate used to calculate the present value of plan liabilities. The discount rate is an estimate of the interest rate at which the pension liabilities could be effectively settled at the end of the year. When estimating the discount rate, we look to rates of return on high-quality, fixed-income investments that receive one of the two highest ratings given by a recognized rating agency. At February 28, 2003, we determined the weighted average discount rate to be 6.60 percent compared with 7.25 percent at February 28, 2002.

The rate of increase in compensation levels is another assumption used for determining net pension expense. We determine this rate based upon annual reviews of plan participants' historical levels of salary increases and our expectations regarding potential future salary increases.

We fund our pension plan in accordance with Employee Retirement Income Security Act regulations for the minimum annual contribution and with Internal Revenue Service regulations for the maximum annual contribution allowable as a tax deduction. At February 28, 2003, the plan's projected benefit obligation was $193.0 million and the fair value of plan assets was $148.3 million. At February 28, 2002, the plan's projected benefit obligation was $169.1 million and the fair value of plan assets was $125.0 million. In fiscal 2003, we made cash contributions to the plan of $52.9 million, of which $9.9 million represented the minimum annual contribution for fiscal 2003 and $43.0 million represented a prepaid contribution. Note 16 to the consolidated financial statements includes a discussion of our pension plan.

Accounting for Cash Consideration Received from Vendors

We receive cash consideration from vendors through a variety of programs and arrangements, including cooperative advertising and vendor allowances. Given the promotional nature of our business, these vendor allowances are generally intended to offset our costs of promoting, advertising and selling the vendors' products in our stores. Inherent in the accounting for cash consideration received from vendors are significant management judgments and estimates, including the percentage of vendor allowances to be amortized to cost of sales, buying and warehousing and the percentage of vendor allowances that relate to inventory still on hand. We review these judgments and estimates on a monthly basis and make adjustments as appropriate.

We recognize the majority of vendor allowances as a reduction to cost of sales, buying and warehousing. Cash consideration received as part of cooperative advertising programs that represents a reimbursement of specific, incremental, identifiable direct costs incurred by us to advertise the vendors' products is reported as a reduction of advertising expense in the period in which the advertising occurs.

In November 2002, the Financial Accounting Standards Board issued EITF 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor," which addresses the accounting treatment for cash consideration received from a vendor by a reseller. We adopted EITF No. 02-16 in the fourth quarter of fiscal 2003. Because our policies already were consistent with the provisions of EITF No. 02-16, the adoption of this standard did not have a material impact on our financial position, results of operations or cash flows. Note 2(D) to the consolidated financial statements includes a discussion of our accounting policies related to vendor allowances.

RESULTS OF OPERATIONS

Non-GAAP Financial Measures

In this Management's Discussion and Analysis, we present information that includes and excludes individual cost items to provide greater understanding of the effects of these items on our operating performance. These operating performance measures provide a basis for investors to evaluate the company's performance. Our method of computing these measures may differ from the methods used by other companies. In addition, these measures do not replace gross profit margin, expense ratio or net earnings per share computed in accordance with accounting principles generally accepted in the United States of America as a measure of profitability.

Reclassifications

In fiscal 2003, we adopted EITF No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer," which includes provisions requiring that sales incentives, such as mail-in rebates, offered to customers be classified as a reduction of revenue. Previously, we recorded these rebates in cost of sales, buying and warehousing. The reclassification of rebates from cost of sales, buying and warehousing to sales decreased sales and cost of sales, buying and warehousing by $71.6 million for the fiscal year ended February 28, 2002, and $128.1 million for the fiscal year ended February 28, 2001. This reclassification had no impact on our results of operations.

Also in fiscal 2003, we began presenting pretax profits from our finance operation, previously recorded as a reduction to selling, general and administrative expenses, as a separate item on the consolidated statements of earnings. We have revised the fiscal 2002 and fiscal 2001 consolidated statements of earnings and selling, general and administrative expense ratios to reflect this change in presentation.

Net Sales and Operating Revenues

Our total sales increased 5 percent in fiscal 2003 to $9.95 billion. In fiscal 2002, total sales decreased 8 percent to $9.52 billion from $10.33 billion in fiscal 2001.

PERCENT SALES CHANGE FROM PRIOR YEAR

Fiscal	Total	Comparable*
2003	5 %	4 %
2002	(8)%	(10)%
2001	(2)%	(4)%
2000	13 %	8 %
1999	16 %	8 %

**A Circuit City store is included in comparable store sales after the store has been open for a full year. Relocated stores are included in the comparable store base.*

The fiscal 2003 total sales increase reflects a 4 percent increase in comparable store sales and the net addition of seven Superstores. During fiscal 2003, we opened eight Superstores in existing markets, closed one Superstore and relocated 11 Superstores. We also closed five mall-based Express stores. The fiscal 2003 sales results also reflect our progress towards improving the overall shopping experience in our stores. Throughout the year, we implemented and refined initiatives aimed at improving customer service and realigning our cost structure to the reality of lower gross margins inherent in today's consumer electronics retail business. We have concentrated on driving traffic in our stores through a more focused marketing campaign and providing a better in-store experience through changes in our merchandising strategy, such as better in-stock positions in key categories, placement of more inventory on the sales floor and maintaining a "good/better/best" selection for our customers to browse. Comparable store sales growth during the first half of the fiscal year also reflected easier comparisons with the fiscal 2002 performance. Softer comparable store sales growth in the third quarter and declines during the fourth quarter reflect more difficult comparisons as the year progressed, the impact of the slowing economy on consumer spending and declining average retail prices across many of our product categories.

In fiscal 2003, we experienced solid sales growth in the television category, driven by strong sales of big-screen televisions, particularly digital televisions, and portable televisions, as well as growing sales of new display technologies, including plasma and LCD televisions. We also generated strong sales increases in entertainment products, driven by sales gains in DVD movies and video game software, which were successful traffic drivers for our stores. Sales of mobile electronics increased, reflecting consumer interest in new in-car audio and video products. In the second half of fiscal 2003, sales weakened in two higher margin categories, digital satellite systems and wireless communications, reflecting, we believe, the recent slowing in new subscriber growth for these categories.

The fiscal 2002 total sales decline primarily reflects a 10 percent decline in comparable store sales, partly offset by the net addition of 10 Superstores. In fiscal 2002, we opened 11 Superstores in existing markets, closed one Superstore and relocated eight Superstores. We also closed 15 mall-based Express stores. Excluding the major appliance category, from which we completed our exit in November 2000, comparable store sales declined 4 percent in fiscal 2002. Fiscal 2002 was marked by significant variation in sales performance between the first half and the second half of the year. The sales slowdown we experienced in the latter part of fiscal 2001 continued in the first half of fiscal 2002, with comparable store sales declining 23 percent. The slowing economy, continued industry-wide weakness in desktop computer sales, declining average retail prices for many products and the absence of the major appliance business all contributed to the lower first-half sales in fiscal 2002. The sales decline moderated in the third quarter of fiscal 2002, and in the fourth quarter comparable store sales grew 6 percent in part because of the lesser impact of the exit from the appliance business and the seasonal upturn in categories added or expanded following our exit from the appliance category.

The fiscal 2001 total sales decline reflects a 4 percent decline in comparable store sales, partly offset by the net addition of 23 Superstores. During fiscal 2001, we also relocated two stores and closed ten mall-based Express stores. In July 2000, spurred by a declining sales pace, expected increases in competition and the results of a product profitability analysis that indicated major appliances produced below-average profits, we announced plans to exit the major appliance business. We completed the exit and associated remerchandising of the appliance selling space in early November 2000. Slower consumer spending during the second half of the fiscal year, disruption caused by the partial remodeling to remerchandise the appliance space, significant declines in average retail prices and industry-wide declines in desktop computer sales all contributed to the decrease in fiscal 2001 comparable store sales. Excluding the appliance category, comparable store sales rose 3 percent in fiscal 2001.

In fiscal 2000 and fiscal 1999, we benefited from a period of renewed industry growth and product introductions. Industry growth was augmented by geographic expansion, with the net addition of 34 Superstores in fiscal 2000 and 37 Superstores in fiscal 1999.

PERCENT OF MERCHANDISE SALES BY CATEGORY

Fiscal	2003	2002	2001	2000	1999
Video	40%	39%	35%	32%	31%
Audio	15	15	16	16	17
Information Technology	32	34	35	33	32
Entertainment	13	12	7	5	5
Appliances	—	—	7	14	15
Total	100%	100%	100%	100%	100%

We sell extended warranty programs on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, we have no contractual liability to the customer. The total extended warranty revenue included in total sales was $360.2 million, or 3.6 percent of sales, in fiscal 2003, compared with $375.6 million, or 3.9 percent of sales, in fiscal 2002 and $417.8 million, or 4.0 percent of sales, in fiscal 2001. The gross profit margins on products sold with extended warranties are higher than the gross profit margins on products sold without extended warranties. The decline in extended warranty sales as a percent of total sales over the three-year period primarily reflects the higher percentage of our sales mix that is comprised of products such as entertainment software, for which extended warranties are not available; the lower percentage of our sales mix represented by personal computers, which typically have high extended warranty penetration rates; and the declines in average retails and rapid technology developments, both of which encourage consumers to replace products rather than purchase warranties that would cover future repair needs.

SUPERSTORE SALES PER TOTAL SQUARE FOOT

Fiscal	
2003	$491
2002	$478
2001	$528
2000	$555
1999	$514

SUPERSTORE SQUARE FOOTAGE SUMMARY

Fiscal	Total Sq. Ft.	Selling Sq. Ft.
2003	20,271,427	12,003,045
2002	20,046,725	11,755,124
2001	19,706,588	11,469,092

The overall decline in sales per total square foot for the five-year period from fiscal 1999 through fiscal 2003 reflects the decline in comparable store sales during that period, including the impact of the exit from the appliance business in fiscal 2001. The increases in sales per total square foot in fiscal 2003 and fiscal 2000 reflect comparable store sales growth in those years.

STORE MIX

	Retail Units at Year-End				
Fiscal	2003	2002	2001	2000	1999
Superstores	611	604	594	571	537
Circuit City Express	15	20	35	45	48
Electronics-only	—	—	—	—	2
Total	626	624	629	616	587

IMPACT OF INFLATION. Inflation has not been a significant contributor to results. Average retail prices have declined in virtually all of our product categories during the past three years. Although product introductions could help reverse this trend in selected areas, we expect no significant short-term change overall. Because we purchase substantially all products sold in our stores in U.S. dollars, prices are not directly impacted by the value of the dollar in relation to foreign currencies.

Cost of Sales, Buying and Warehousing

The gross profit margin was 23.6 percent in fiscal 2003, 24.5 percent in fiscal 2002 and 23.9 percent in fiscal 2001.

GROSS PROFIT

	Years Ended February 28		
(Amounts in millions)	2003	2002	2001
Before impact of appliance exit	$2,350.3	$2,338.0	$2,521.9
Appliance exit related items:			
Appliance exit costs	—	(10.0)	(28.3)
Appliance merchandise markdowns	—	—	(28.0)
Gross profit	$2,350.3	$2,328.0	$2,465.6

GROSS PROFIT MARGIN

	Years Ended February 28		
	2003	2002	2001
Before impact of appliance exit	23.6%	24.6 %	24.4 %
Appliance exit related items:			
Appliance exit costs	—	(0.1)	(0.3)
Appliance merchandise markdowns	—	—	(0.2)
Gross profit margin	23.6%	24.5 %	23.9 %

The fiscal 2001 gross profit margin was reduced by merchandise markdowns and costs associated with the exit from the appliance business. The appliance exit costs included lease terminations, employee severance, fixed asset impairment and other related costs. The fiscal 2002 gross profit margin also was affected by lease termination costs related to the exit from the appliance business. In the fourth quarter of fiscal 2002, we increased our liability for lease termination costs related to the appliance exit because of the weakening in both the economy and marketplace demand for commercial properties during the year. Excluding the appliance exit costs and the appliance merchandise markdowns, the gross profit margin was 24.6 percent in fiscal 2002 and 24.4 percent in fiscal 2001.

The decline in the gross profit margin during fiscal 2003 reflects a combination of factors, including changes in merchandise mix and a more promotional pricing environment. Weaker sales of higher-margin digital satellite systems and wireless communications and stronger sales of lower-margin entertainment software and other traffic-driving items contributed to the reduced gross profit margin. The gross profit margin decline was offset in part by solid sales growth of fully featured products such as big-screen televisions.

The improvement in the gross profit margin in fiscal 2002 reflects the sales growth in new and better-featured products, which generally carry higher-than-average gross profit margins, and the reduction in personal computer sales, which carry lower-than-average gross profit margins.

Finance Income

Our finance operation is conducted through our wholly owned subsidiary First North American National Bank, which is a limited-purpose credit card bank, and through consolidated special purpose subsidiaries and off-balance-sheet qualifying special purpose entities. Through FNANB, we have offered a private-label credit card that can be used to purchase merchandise and service contracts at our stores and MasterCard® and Visa® credit cards that can be used to purchase goods and services wherever these cards are accepted. Prior to June 2002, our private-label credit card could be used only at Circuit City stores. In June 2002, we began offering a co-branded Visa credit card, referred to as the Circuit City Plus™ card, that offers cardholders many of the benefits of the private-label card, including the ability to participate in interest-free promotions and no annual fee, in addition to the advantages of a traditional Visa credit card. Coincident with the launch of the Circuit City Plus card, we stopped originating new private-label accounts; however, existing private-label accounts remain in place. We collectively refer to the private-label and Circuit City Plus credit card programs as the private-label program, and we collectively refer to the MasterCard and Visa credit card programs as the bankcard program.

We securitize the private-label credit card receivables through one master trust and the bankcard receivables through a separate master trust. At February 28, 2003, approximately 47 percent of the total outstanding private-label receivables were created under the Circuit City Plus program. We expect that over time the Circuit City Plus program will represent an increasing percentage of private-label receivables.

Securitizations are accounted for as a sale in accordance with SFAS No. 140, and securitization income is recognized at the time the receivables are securitized. Gains or losses on sales of receivables primarily reflect the difference between the carrying amount of the credit card receivables sold and the sum of the cash proceeds received and the fair value of the retained interests in the securitized receivables. When receivables are sold, we receive cash, retain subordinated securities and retain rights to receive the excess cash flows, referred to as interest-only strips, that the receivables will produce during their life. The excess cash flows represent the excess of the finance charges and fees generated by the securitized receivables over the related interest paid to investors, servicing costs and credit losses. We continue to service the securitized receivables for a fee. For the fiscal year ended February 28, 2003, serviced receivables averaged $2.90 billion, compared with $2.67 billion for the fiscal year ended February 28, 2002, and $2.75 billion for the fiscal year ended February 28, 2001.

COMPONENTS OF FINANCE INCOME

	Years Ended February 28		
(Amounts in millions)	2003	2002	2001
Securitization income	$193.9	$226.5	$198.8
Payroll and fringe benefit expenses	42.9	41.6	43.0
Other direct expenses	88.6	78.7	79.0
Finance income	$ 62.4	$106.2	$ 76.8

Securitization income primarily is comprised of the gain on the sale of the receivables, income from the retained interests in the credit card receivables and income related to servicing the receivables, as well as the impact of increases or decreases in the fair value of the retained interests.

Compared with fiscal 2002, the decrease in securitization income in fiscal 2003 reflects increased defaults in the bankcard portfolio and a greater mix of promotional, no-interest receivables in the private-label credit card portfolio. In addition, changes in the fair value of the interest-only strips and other valuation adjustments reduced fiscal 2003 securitization income by $10.6 million. Costs associated with two new public securitizations also contributed to the decrease in fiscal 2003 securitization income. There were no new public securitizations in fiscal 2002.

Compared with fiscal 2001, the increase in securitization income in fiscal 2002 reflects the benefit of declining interest rates, offset in part by an increase in defaults. During periods of falling interest rates, the finance operation benefits as the variable rate of interest paid to the investors in the securitizations falls more rapidly than the interest charged to cardholders. Changes in the fair value of the interest-only strips and other valuation adjustments reduced fiscal 2002 securitization income by $2.7 million.

The fair value of the interest-only strips totaled $136.8 million at February 28, 2003, $131.9 million at February 28, 2002, and $131.0 million at February 28, 2001. The key estimates used in determining the fair value of interest-only strips include estimates of key assumptions, such as finance charge income; charge-offs, net of recoveries; payment rates; and discount rates appropriate for the type of asset and risk. Expected future cash flows also are based upon the market's expectation about future movements in interest rates as reflected in forward interest rate curves. We review the assumptions and estimates used in determining the fair value of the interest-only strips on a quarterly basis. If the assumptions change or the actual results differ from the projected results, securitization income will be affected.

In December 2002, in response to an increase in promotional, no-interest receivables and the resulting decline in the gross yield in the private-label portfolio, we began selling private-label receivables to the private-label master trust at a 2 percent discount. As a result, 2 percent of the principal amount of private-label receivables created on or after December 1, 2002, are treated as finance charge receivables and collections of those receivables are treated as finance charge collections, thereby boosting the portfolio yield for the securitization master trust. Use of the discount option improves the master trust's portfolio yield and its performance relative to specified yield requirements contained in the securitization agreements. As a result of the commencement of discounting the private-label receivables, the fair value of the interest-only strips increased $13.7 million in fiscal 2003 with a corresponding decrease in cash proceeds received on the sale of receivables. We have sold bankcard receivables to the bankcard master trust at a 2 percent discount since the inception of the bankcard master

trust. At February 28, 2003, the discount option receivable balance in the bankcard portfolio was $30.8 million compared with $30.6 million at February 28, 2002.

KEY VALUATION ASSUMPTIONS

	At February 28		
	2003	2002	2001
Monthly payment rate	6.4% – 10.9%	6.8% – 10.4%	7.1% – 11.3%
Annual default rate	7.1% – 18.0%	7.9% – 17.1%	7.0% – 14.3%
Annual discount rate	8.3% – 15.0%	8.0% – 15.0%	10.0% – 15.0%

Securitization income is reduced by payroll, fringe benefits and other costs directly associated with the management and securitization of the credit card portfolios. Payroll and fringe benefit expenses generally vary with the size of the serviced receivables, and they increased modestly in fiscal 2003 following a small decrease in fiscal 2002. Other direct expenses include third-party data processing fees, rent, credit promotion expenses, Visa and MasterCard fees and other operating expenses. Higher marketing expenses were the largest contributor to the $9.9 million increase in other direct expenses in fiscal 2003. The increased marketing costs were associated with efforts to offset cardholder attrition and improve the credit quality of the portfolios. Finance income does not include any allocation of indirect costs or income. Examples of indirect costs not included are corporate expenses such as human resources, administrative services, corporate marketing, information systems, accounting, legal, treasury and executive payroll, as well as retail store expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were 23.6 percent of sales in fiscal 2003, compared with 23.4 percent of sales in fiscal 2002 and 22.7 percent of sales in fiscal 2001.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

(Amounts in millions)	Years Ended February 28 2003	2002	2001
Before net costs of remodels and relocations, change in compensation structure, appliance exit and workforce reduction	$2,286.7	$2,207.6	$2,270.6
Remodel and relocation expenses	47.9	19.3	41.9
Change in compensation structure:			
Severance costs	14.2	—	—
Other costs	1.6	—	—
Payroll savings	(5.8)	—	—
Appliance exit related items:			
Partial remodel costs	—	—	30.0
Estimated sales disruption [a]	—	—	—
Workforce reduction costs	—	—	5.0
Selling, general and administrative expenses	$2,344.6	$2,226.9	$2,347.5

(a) We estimated approximately $10.0 million of sales disruption related to the fiscal 2001 exit from the appliance business. The sales disruption did not affect selling, general and administrative expenses, but it did adversely impact the expense ratio by reducing sales leverage.

EXPENSE RATIO

	Years Ended February 28 2003	2002	2001
Before net costs of remodels and relocations, change in compensation structure, appliance exit and workforce reduction	23.0%	23.2%	22.0%
Remodel and relocation expenses	0.5	0.2	0.4
Change in compensation structure, net	0.1	—	—
Appliance exit related items [a]	—	—	0.3
Workforce reduction costs [b]	—	—	—
Expense ratio	23.6%	23.4%	22.7%

(a) The expense ratio impact of the fiscal 2001 appliance exit includes the effects of $30.0 million of partial remodel costs and $10.0 million of estimated sales disruption.

(b) The expense ratio impact of the fiscal 2001 workforce reduction was less than 0.1 percent of sales.

The fiscal 2003 expenses included costs related to store remodels and relocations and a change in compensation structure. In fiscal 2003, we remodeled the video department in 299 Superstores, installed full-store lighting upgrades in 311 Superstores and relocated 11 Superstores. In February 2003, we converted from a dual pay structure, under which approximately 60 percent of our sales force was paid commissions and approximately 40 percent was paid on an hourly basis, to a single hourly pay structure. In connection with this conversion, we eliminated approximately 3,900 sales associate positions. We expect to add approximately 2,100 hourly positions resulting in an anticipated net reduction of approximately 1,800 positions. As of February 28, 2003, we had filled more than 1,000 new hourly positions, and hiring activities continued in early fiscal 2004. We expect to constantly monitor store staffing levels relative to sales and traffic trends, and we will adjust staffing as necessary to achieve an optimal level of customer service. The fiscal 2002 expenses included costs for store remodeling and relocation. During fiscal 2002, we remodeled 24 Superstores, including 12 full-store remodels primarily in the Chicago, Ill., market and 12 remodels in the Washington, D.C., and Baltimore, Md., markets. We also relocated eight Superstores during fiscal 2002. The fiscal 2001 expenses included costs for the full-store remodeling of 26 stores primarily in Florida, partial remodeling costs associated with the exit from the appliance business and severance costs related to a workforce reduction. Excluding the impacts of the above-listed items as well as the estimated fiscal 2001 sales disruption related to the appliance exit, the expense ratio was 23.0 percent in fiscal 2003, 23.2 percent in fiscal 2002 and 22.0 percent in fiscal 2001.

Compared with the previous year, the increase in the reported fiscal 2003 expense ratio reflects the increased remodel and relocation costs and the net cost of the compensation change, offset in part by the leverage from increased comparable store sales.

Compared with fiscal 2001, the rise in the fiscal 2002 expense ratio reflects the 10 percent decline in comparable store sales. However, excluding the remodeling, relocation and appliance exit costs, selling, general and administrative expenses declined by $63.0 million in fiscal 2002. This reduction reflected cost control and productivity initiatives, including more efficient advertising expenditures.

Advertising expense was $345.1 million, or 3.5 percent of net sales and operating revenues, in fiscal 2003, $362.0 million, or 3.8 percent, in fiscal 2002 and $422.9 million, or 4.1 percent, in fiscal 2001.

Interest income recorded as a reduction to selling, general and administrative expenses was $7.9 million in fiscal 2003, $15.8 million in fiscal 2002 and $16.6 million in fiscal 2001.

Interest Expense

Interest expense was less than 0.1 percent of net sales and operating revenues in both fiscal 2003 and fiscal 2002 and was 0.1 percent of net sales and operating revenues in fiscal 2001. Refer to the "Financial Condition" section for information on changes in debt.

Income Taxes

The effective income tax rate was 38.0 percent in fiscal 2003, fiscal 2002 and fiscal 2001.

Net Earnings from Continuing Operations

Net earnings from continuing operations were $41.6 million, or 20 cents per share, in the fiscal year ended February 28, 2003, compared with $128.0 million, or 62 cents per share, in fiscal 2002 and $115.2 million, or 56 cents per share, in fiscal 2001.

NET EARNINGS PER SHARE FROM CONTINUING OPERATIONS

	Years Ended February 28		
Fiscal	2003	2002	2001
Before net costs of remodels and relocations, change in compensation structure, appliance exit and workforce reduction	$ 0.37	$ 0.71	$ 1.00
Remodel and relocation expenses	(0.14)	(0.06)	(0.13)
Change in compensation structure:			
Severance costs	(0.04)	—	—
Other costs	(0.01)	—	—
Payroll savings	0.02	—	—
Appliance exit related items:			
Appliance exit costs	—	(0.03)	(0.09)
Appliance merchandise markdowns	—	—	(0.08)
Partial remodel costs	—	—	(0.09)
Estimated sales disruption	—	—	(0.03)
Workforce reduction costs	—	—	(0.02)
Net earnings from continuing operations	$ 0.20	$ 0.62	$ 0.56

Excluding remodel and relocation expenses and the net cost associated with the change in compensation structure, net earnings from continuing operations were $77.5 million, or 37 cents per share, in fiscal 2003. Excluding remodel and relocation expenses and the additional lease termination costs related to the appliance exit, net earnings from continuing operations were $146.2 million, or 71 cents per share, in fiscal 2002. Excluding remodel and relocation expenses, appliance exit costs, appliance merchandise markdowns, estimated sales disruption and severance costs related to the workforce reduction, net earnings from continuing operations were $205.1 million, or $1.00 per share, in fiscal 2001.

Net Earnings from Discontinued Operations

On October 1, 2002, we completed the separation of the CarMax auto superstore business from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc., formerly a wholly owned subsidiary of Circuit City Stores, Inc., became an independent, separately traded public company. Prior to the separation date, CarMax earnings were allocated to the Circuit City Group and CarMax Group stocks. Circuit City Group earnings included earnings attributed to the CarMax Group shares reserved for the Circuit City Group or for issuance to Circuit City Group shareholders. CarMax Group earnings reflected the remainder of the earnings of the CarMax business. All CarMax results for periods prior to the separation date are presented as results of discontinued operations.

Net earnings from the discontinued CarMax operations totaled $64.5 million in the fiscal year ended February 28, 2003, $90.8 million in the fiscal year ended February 28, 2002, and $45.6 million in the fiscal year ended February 28, 2001.

Operations Outlook

We believe that increased consumer interest in products and services such as big-screen televisions, including digital televisions, plasma televisions and LCD televisions; multi-channel video programming devices; digital imaging; Broadband Internet access; and wireless phones and accessories will drive profitability in the consumer electronics business during the coming years. For that reason, we are focusing significant resources on store remodeling, product specialist training, customer service enhancements, marketing programs and in-store merchandising to take advantage of the growth opportunities these products provide and thus improve the sales and profitability of our business.

Our strategies are focused on two broad areas – driving sales through a differentiated customer service strategy that focuses on superior solutions and simplifying our organization to better serve customers and reduce costs. Sales growth initiatives include our efforts to revitalize our stores, deliver industry-leading customer service and improve our merchandising with brand-name products and differentiated assortments for customers. We have simplified our organization through the adoption of a single, hourly based sales associate compensation program that we believe will unify our sales associates into one

team focused solely on customer service, increase customer browse time in our stores and significantly reduce store payroll costs in fiscal 2004.

In fiscal 2001 and fiscal 2002, we experimented with several different remodel designs and product category tests to expand the benefits of our current Superstore design to the existing store base. In fiscal 2003, we conducted the first large-scale phase of our remodeling initiatives with a remodeled video department and full-store lighting upgrade installed in 299 Superstores, including 79 stores which had been newly constructed or fully remodeled in the last three years. We also relocated 11 Superstores in fiscal 2003. At February 28, 2003, 102 Superstores, or 17 percent of our 611 Superstores, had been fully remodeled, relocated or newly constructed within the last three years. Based on the favorable returns on our full-store remodels, we plan to continue our multi-year remodeling program, adapting more locations to the changing buying patterns of consumers and supporting our new store operating model. We have been especially pleased with the performance of relocated stores, and we intend to accelerate our relocation activities. In fiscal 2004, we plan to relocate a total of 18 stores to 22 stores, fully remodel approximately five stores and refixture the merchandise areas in approximately 200 stores. In addition, we plan to open approximately eight new stores in fiscal 2004. No Superstores are slated for closure in fiscal 2004. Beyond fiscal 2004, we expect to accelerate the relocation pace with a target of 50 relocations, depending upon real estate availability, in fiscal 2005.

Net cash expenditures and non-cash expenses related to remodeling and relocations are expected to total approximately $150 million in fiscal 2004. We anticipate that approximately $80 million of the fiscal 2004 amount will be capitalized and approximately $70 million will be expensed, reducing fiscal 2004 earnings per share by an estimated 21 cents. The capital expenditures are net of estimated sale-leaseback proceeds and landlord reimbursements for property improvement expenditures. The estimated expense amount includes approximately $50 million of non-cash expenses for leasehold impairment reserves on stores to be relocated and accelerated depreciation on assets to be taken out of service as a result of our remodelings and relocations. As we continue to relocate stores, we expect further leasehold impairment reserves will be required, with the amount primarily dependent on the length of remaining lease terms and sublease opportunities.

Although we anticipate the competitive environment will remain challenging throughout fiscal 2004, we expect to benefit from digital product innovation, especially in the video category, and we will remain equipped to provide customers with our knowledge and expertise for these new and exciting technologies. Our initiatives, while all originating with a customer focus, have been designed to more closely align our cost structure with the current realities affecting gross profit margins in the consumer electronics business. With a simplified business structure and efforts underway to improve the store base, we believe we will be better prepared to compete in fiscal 2004. However, early in the first quarter of fiscal 2004, we have seen a softening in our business, coincident with the onset of the war with Iraq. The impact of a continued soft economy combined with consumer preoccupation with geopolitical events could adversely affect results particularly in the first quarter of fiscal 2004.

We expect that a combination of factors will continue to pressure the earnings of our finance operation in fiscal 2004. A continued soft economy could cause bankruptcy and default rates to remain at higher-than-normal levels, which would adversely affect finance income. We anticipate the finance operation's results in the first quarter of fiscal 2004 will be adversely affected by increased valuation reserves related to anticipated increases in required subordinated interests and longer durations related to new multi-year public securitizations. In fiscal 2004, new securitizations will be required to replace a total of $1.68 billion of maturing public securitizations, including $1.40 billion maturing before the end of the first quarter of fiscal 2004 and $275.0 million maturing in the third quarter of fiscal 2004.

We expect the total effective tax rate to increase to 38.5 percent in fiscal 2004 because of an increase in the state effective tax rate. The anticipated increase in the state effective tax rate reflects changes in the by-state earnings apportionment caused by the CarMax separation and the enactment of various state tax legislation.

RECENT ACCOUNTING PRONOUNCEMENTS

Effective in the first quarter of fiscal 2003, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," and the accounting and reporting provisions of Accounting Principals Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," related to the disposal of a segment of a business. The adoption of SFAS No. 144 did not have a material impact on our financial position, results of operations or cash flows.

Effective in the third quarter of fiscal 2003, we adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred, rather than at the date of commitment to an exit or disposal plan. The adoption of SFAS No. 146 did not have a material impact on our financial position, results of operations or cash flows.

Effective in the fourth quarter of fiscal 2003, we adopted EITF No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor," which requires that cash consideration received by a reseller from a vendor be characterized as a reduction of cost of sales unless the cash consideration represents a payment for assets or services delivered to the vendor, in which case, the consideration would be characterized as revenue or other income. If the cash consideration represents a reimbursement of incremental direct costs incurred by a reseller to sell a vendor's products, the consideration would be characterized as a reduction of those direct costs. As our policies already were consistent with the provisions of EITF No. 02-16, the adoption of this standard did not have a material impact on our financial position, results of operations or cash flows.

Effective in the first quarter of fiscal 2004, we plan to adopt SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred and recognize accretion expense in subsequent periods. The adoption of SFAS No. 143 is not expected to have a material impact on our financial position, results of operations or cash flows.

In November 2002, the FASB issued EITF No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This issue addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting, as well as how the arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The provisions of EITF No. 00-21 will be effective for our third quarter of fiscal 2004. We have not yet determined the impact, if any, of adopting this standard.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 addresses how to identify variable interest entities and provides guidance as to how a company may assess its interest in a variable interest entity for purposes of deciding whether consolidation of that entity is required. All securitization transactions accounted for as a sale in accordance with SFAS No. 140 are accomplished through qualifying special purpose entities, and these transactions are not subject to the provisions of FIN No. 46. We lease one of our corporate office buildings under an operating lease arrangement with an off-balance-sheet variable interest entity. This off-balance-sheet entity owns the building having an original cost of $12.6 million and has incurred debt to finance the cost of the building. If the arrangement remains in place at September 1, 2003, the effective date of this standard for the company, we will record the building and the related debt on the consolidated balance sheet. We do not expect the adoption of this standard to have a material impact on our financial position, results of operations or cash flows.

FINANCIAL CONDITION

Liquidity and Capital Resources

OPERATING ACTIVITIES. Net cash used in operating activities totaled $258.5 million in fiscal 2003. Net cash generated from operating activities totaled $799.7 million in fiscal 2002 and $150.4 million in fiscal 2001.

OPERATING CASH FLOW HIGHLIGHTS

(Amounts in millions)	Years Ended February 28 2003	2002	2001
Net earnings from continuing operations	$ 41.6	$128.0	$115.2
Depreciation and amortization	157.5	134.4	126.3
Provision for deferred income taxes	5.7	28.0	11.0
(Increase) decrease in accounts receivable, net	(56.3)	46.2	108.6
Increase in retained interests in securitized receivables	(165.8)	(148.3)	(95.7)
(Increase) decrease in merchandise inventory	(175.5)	176.3	(4.9)
(Decrease) increase in accounts payable	(55.8)	202.3	(59.3)
(Decrease) increase in accrued expenses and other current liabilities and accrued income taxes	(65.0)	120.2	(7.7)
Other, net	55.1	112.6	(43.1)
Net cash (used in) provided by operating activities of continuing operations	$(258.5)	$799.7	$150.4

The $1.06 billion difference between net cash used in operating activities in fiscal 2003 and net cash provided by operating activities in fiscal 2002 primarily reflects changes in merchandise inventory, accounts payable, accrued income taxes and retained interests in securitized receivables. In addition, we made a $43.0 million supplemental contribution to our pension plan in fiscal 2003, which increased prepaid expenses and other current assets and other assets and did not affect fiscal 2003 earnings.

Merchandise inventory increased by $175.5 million in fiscal 2003, compared with a $176.3 million decrease in fiscal 2002. The increase in merchandise inventory reflects our focus on customer service, which encompasses a commitment to improved merchandise availability, including a broader assortment in selected categories and improved merchandise displays. In addition, the inventory balance at February 28, 2002, reflected the impact of a higher-than-normal level of out-of-stocks in select categories.

Accounts payable decreased by $55.8 million in fiscal 2003 compared with a $202.3 million increase in fiscal 2002. In fiscal 2003, the concurrent reduction in accounts payable and increase in merchandise inventory reflects an increase in display inventory in the first half of the year associated with our merchandising initiatives.

Accrued expenses and other current liabilities and accrued income taxes decreased by $65.0 million in fiscal 2003 compared with a $120.2 million increase in fiscal 2002. The fiscal

2003 decrease reflects a $56.2 million decrease in taxes payable to federal and state agencies, primarily related to the decline in taxable income.

Retained interests in securitized receivables increased by $165.8 million in fiscal 2003, following a $148.3 million increase in fiscal 2002. The fiscal 2003 increase in retained interests in securitized receivables reflects our required holding of duplicate collateral during the controlled accumulation period on our largest outstanding securitization, as well as the 21 percent increase in total outstanding private-label credit card receivables during fiscal 2003. The duplicate collateral requirement totaled approximately $100 million at February 28, 2003.

INVESTING ACTIVITIES. Net cash used in investing activities totaled $89.9 million in fiscal 2003, compared with $84.1 million in fiscal 2002 and $174.5 million in fiscal 2001.

INVESTING CASH FLOW HIGHLIGHTS

(Amounts in millions)	Years Ended February 28 2003	2002	2001
Purchases of property and equipment	$(150.7)	$(172.6)	$(274.7)
Proceeds from sales of property and equipment, net	60.8	88.5	100.2
Net cash used in investing activities of continuing operations	$ (89.9)	$ (84.1)	$(174.5)

Capital expenditures were $150.7 million in fiscal 2003, $172.6 million in fiscal 2002 and $274.7 million in fiscal 2001. Fiscal 2003 capital expenditures primarily included spending for the construction of eight new Superstores and $54.2 million of capitalized remodeling and relocation expenditures. Fiscal 2002 capital expenditures primarily included spending for the construction of 11 new Superstores and $19.8 million of capitalized remodeling and relocation expenditures. Fiscal 2001 capital expenditures primarily included spending for the construction of 23 new Superstores and $106.0 million of capitalized remodeling expenditures.

Capital expenditures have been funded primarily through internally generated funds, landlord reimbursements, sale-leaseback transactions and long-term debt. Net proceeds from sales of property and equipment, including landlord reimbursements and sale-leasebacks, totaled $60.8 million in fiscal 2003, $88.5 million in fiscal 2002 and $100.2 million in fiscal 2001. Fiscal 2003 proceeds included $25.1 million received on the sale-leaseback of four Superstores. Fiscal 2002 proceeds included $48.5 million received on the sale-leaseback of two distribution centers. Fiscal 2001 proceeds included $61.5 million received on the sale-leaseback of ten Superstores and one corporate facility associated with the finance operation.

We anticipate capital expenditures, net of landlord reimbursements and sale-leaseback proceeds, of approximately $120 million in fiscal 2004. We expect that the majority of these expenditures will relate to remodeling, relocating or constructing new stores. In fiscal 2004, we anticipate relocating 18 stores to 22 stores, fully remodeling approximately five stores, completing the refixturing of the merchandise areas in approximately 200 stores and opening approximately eight new Superstores.

We expect that available cash resources, landlord reimbursements, sale-leaseback transactions and cash generated by operations will be sufficient to fund capital expenditures for the foreseeable future.

FINANCING ACTIVITIES. Net cash of $30.8 million was used in financing activities in fiscal 2003; net cash of $121.3 million was generated from financing activities in fiscal 2002; and net cash of $145.3 million was used in financing activities in fiscal 2001.

FINANCING CASH FLOW HIGHLIGHTS

(Amounts in millions)	Years Ended February 28 2003	2002	2001
Payments on short-term and long-term debt, net	$(25.3)	$ (19.6)	$(157.6)
Issuances of common stock, net	9.2	16.0	26.6
Dividends paid	(14.7)	(14.6)	(14.3)
Proceeds from CarMax Group stock offering, net	—	139.5	—
Net cash (used in) provided by financing activities of continuing operations	$(30.8)	$121.3	$(145.3)

We used existing working capital to repay a $100 million term loan at its scheduled maturity date in fiscal 2003, a $130 million term loan at its scheduled maturity date in fiscal 2002 and a $175 million term loan at its scheduled maturity date in fiscal 2001. The portion of the outstanding balances that had been allocated to Circuit City at the payment dates totaled $22.2 million in fiscal 2003, $23.1 million in fiscal 2002 and $84.6 million in fiscal 2001 and is included in payments on long-term debt on the applicable consolidated statement of cash flows. The remainder of the outstanding balances was allocated to CarMax and is included in cash used in discontinued operations on the applicable consolidated statement of cash flows.

At February 28, 2003, we had cash and cash equivalents of $884.7 million and total outstanding debt of $12.7 million. At that date, we had available $210 million in committed seasonal lines of credit that are renewed annually with various banks. Under these facilities, we must meet financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. We were in compliance with these covenants at February 28, 2003. A $150 million unsecured revolving credit facility was not renewed at its August 31, 2002, expiration date.

Our finance operation is conducted through our wholly owned subsidiary First North American National Bank, which is chartered, regulated and supervised by the Office

of the Comptroller of the Currency. In accordance with current accounting guidelines, in fiscal 2002, we made a structural change in our credit card receivables securitization programs that substantially reduced the bank's capital requirements. As a result, FNANB requested that the OCC approve an approximately $350 million reduction in capital in the form of a special dividend to Circuit City Stores, Inc. Circuit City Stores, Inc. received the funds in two separate dividends from FNANB, one of approximately $130 million during the third quarter of fiscal 2003 and one of approximately $220 million during the fourth quarter of fiscal 2003 in accordance with OCC capital regulations. Since FNANB is a consolidated subsidiary, these dividends did not change our consolidated cash balance; however, they did increase the amount of cash available for general corporate purposes.

The OCC's approval was conditioned upon, among other things, Circuit City Stores' agreement to provide FNANB with ongoing capital support to the extent required for FNANB to be well capitalized under the OCC's capital adequacy regulations and, under certain limited circumstances, to pledge cash or marketable securities to FNANB to secure that obligation. At February 28, 2003, FNANB had cash and cash equivalents of $48.5 million that was restricted for use by the bank and not available for general corporate purposes. At that date, FNANB's equity capital totaled $36.7 million, resulting in capital ratios substantially in excess of the minimum requirements for FNANB to be well capitalized under OCC regulations. Based on the OCC's current capital adequacy regulations and the current accounting rules applicable to the securitization of FNANB's credit card receivables, we do not expect Circuit City Stores to be required to contribute additional capital to FNANB or to collateralize that capital support obligation.

During fiscal 2002, Circuit City Stores, Inc. completed the public offering of 9.5 million shares of CarMax Group common stock. The net proceeds of $139.5 million were allocated to Circuit City to be used for general purposes of our business, including remodeling of Superstores.

On January 7, 2003, the board of directors authorized the repurchase of up to $200 million of our common stock. The repurchases may be made from time to time in the open market, with the price to be paid and the timing of purchases at the discretion of management. As of February 28, 2003, no shares had been repurchased pursuant to this plan. The first repurchases under the plan were made on March 10, 2003. As a result of the tax-free separation of CarMax, we are limited to repurchasing no more than 20 percent of our outstanding common shares for two years following the separation.

Our primary sources of liquidity include available cash resources, borrowing capacity under seasonal lines of credit, landlord reimbursements, sale-leaseback transactions and, with respect to the funding of our credit card programs, asset securitizations. We anticipate that we will be able to expand or enter into new securitization arrangements to meet future needs of our finance operation. However, adverse changes in the performance of our credit card portfolios or changes in the asset-backed securities market could result in our having to hold larger retained interests in future securitizations in order to provide greater credit enhancement to third-party investors in the securitizations.

CONTRACTUAL OBLIGATIONS AT FEBRUARY 28, 2003

(Amounts in millions)	Total	1 Year	2 to 3 Years	4 to 5 Years	After 5 Years
Contractual obligations:					
Long-term debt	$ 1.6	$ 0.8	$ 0.7	$ 0.1	$ —
Capital lease obligations	11.1	0.6	1.5	2.0	7.0
Operating leases	4,481.0	333.5	661.7	642.7	2,843.1
Other contractual obligations	8.0	8.0	—	—	—
Total	$4,501.7	$342.9	$663.9	$644.8	$2,850.1

CarMax currently operates 23 of its sales locations pursuant to various leases under which Circuit City Stores, Inc. is the primary obligor. Circuit City Stores, Inc., and not CarMax, entered into these leases so that CarMax could take advantage of the favorable economic terms available to us as a large retailer. We have assigned each of these leases to CarMax. Despite the assignment and pursuant to the terms of the leases, we remain contingently liable under the leases. For example, if CarMax were to fail to make lease payments under one or more of the leases, we may be required to make those payments on CarMax's behalf. In recognition of this ongoing contingent liability, CarMax paid a $28.4 million special dividend to Circuit City Stores, Inc. at the time of the separation. At February 28, 2003, the future minimum fixed lease obligations on these 23 leases totaled $480.9 million.

OFF-BALANCE-SHEET ARRANGEMENTS

Credit Card Securitizations

Receivables generated by our finance operation are funded through securitization transactions in which the finance operation sells its receivables while retaining servicing rights. These securitization transactions provide an efficient and economical means of funding credit card receivables. For transfers of receivables that qualify as sales under SFAS No. 140, we recognize gains and losses on these sales in finance income on the consolidated statements of earnings.

On a daily basis, the finance operation sells its credit card receivables to two special purpose subsidiaries, each of which, in turn, sells the receivables to a separate securitization master trust. Our private-label and co-branded Visa credit card receivables are securitized through one master trust, referred to as the private-label master trust, and our MasterCard and Visa credit card receivables are securitized

through a second master trust, referred to as the bankcard master trust. The master trusts periodically issue asset-backed securities in public offerings and private transactions, and the proceeds from the sale of these securities are distributed through the special purpose subsidiaries to our finance operation. The special purpose subsidiaries retain interest-only strips and hold various subordinated asset-backed securities, which serve as credit enhancement for the asset-backed securities held by third-party investors. The finance operation continues to service the transferred receivables for a fee.

The private-label and bankcard master trusts have each issued multiple series of asset-backed securities, referred to as term securities, having fixed initial principal amounts. Investors in the term securities are entitled to receive monthly interest payments and a single principal payment on a stated maturity date. In addition, each master trust has issued a series of asset-backed securities, referred to as variable funding securities, having a variable principal amount. Investors in the variable funding securities are generally entitled to receive monthly interest payments and have committed to acquire additional undivided interests in the transferred receivables up to a stated amount through a stated commitment termination date. The commitments under both the private-label variable funding series and the bankcard variable funding series extend to April 30, 2003. Subsequent to the end of the fiscal year, the commitment termination dates of both variable funding series were extended to April 28, 2004.

The private-label and bankcard securitization agreements require that the aggregate principal balance of the securitized receivables exceeds a specified amount and that the yield on the securitized receivables exceeds specified rates. In addition, the variable funding securitization agreements require that we meet financial tests relating to minimum tangible net worth, current ratios and debt-to-capital ratios and that the securitized receivables meet specified performance levels relating to default rates, delinquency rates and principal payment rates. If these financial tests or performance levels are not met, or if certain other events occur, it would constitute an early amortization event, in which case the principal payment dates for the term series would be accelerated, the variable funding commitments would terminate and the variable funding investors would begin to receive monthly principal payments until paid in full.

At February 28, 2003, the aggregate principal amount of securitized credit card receivables totaled $1.64 billion under the private-label program and $1.54 billion under the bankcard program. At February 28, 2003, the unused capacity of the private-label variable funding program was $29.5 million and the unused capacity of the bankcard variable funding program was $166.8 million. Neither master trust agreement provides recourse to the company for credit losses on the securitized receivables.

During fiscal 2003, the bankcard master trust completed a new $470 million five-year public securitization and the private-label master trust completed a new $300 million three-year public securitization. No new public securitizations were issued in fiscal 2002. During fiscal 2001, the private-label master trust completed a new $275 million three-year public securitization. In each case, the new securitizations replaced public securitizations that had matured.

Lease Arrangement

We lease one of our corporate office buildings under an operating lease arrangement with an off-balance-sheet variable interest entity. This off-balance-sheet entity owns the building having an original cost of $12.6 million and has incurred debt to finance the cost of the building. In January 2003, the FASB issued FIN No. 46, which addresses how to identify variable interest entities and provides guidance as to how a company may assess its interest in a variable interest entity for purposes of deciding whether consolidation of that entity is required. The provisions of FIN No. 46 apply to this off-balance-sheet financing arrangement, and if the arrangement remains in place at September 1, 2003, the effective date of this standard for the company, we will record the building and the related debt on the consolidated balance sheet.

Capital Structure

Total assets at February 28, 2003, were $3.80 billion, a decrease of 16 percent from $4.54 billion at February 28, 2002. The separation of CarMax, which had total assets of $720.2 million at February 28, 2002, was the primary contributor to the decrease in total assets.

During fiscal 2003, stockholders' equity declined 14 percent to $2.34 billion. The decline in stockholders' equity primarily reflects the separation of CarMax, which reduced stockholders' equity by $552.4 million. Capitalization for the past five years is illustrated in the "Capitalization" table below. The return on equity, calculated using net earnings from continuing operations, was 1.6 percent in fiscal 2003, compared with 5.0 percent in fiscal 2002.

CAPITALIZATION

Fiscal	2003		2002		2001		2000		1999	
(Dollar amounts in millions)	$	%	$	%	$	%	$	%	$	%
Long-term debt, excluding current installments	$ 11.3	—	$ 14.1	1%	$ 33.1	1%	$ 128.0	5%	$ 286.9	11%
Other long-term obligations	166.2	7%	152.2	5	190.2	7	279.0	11	289.5	12
Total stockholders' equity	2,341.6	93	2,734.4	94	2,356.5	92	2,142.2	84	1,905.1	77
Total capitalization	$2,519.1	100%	$2,900.7	100%	$2,579.8	100%	$2,549.2	100%	$2,481.5	100%

MARKET RISK

Receivables Risk

We manage the market risk associated with the revolving credit card portfolios of our finance operation. Portions of these portfolios have been securitized in transactions accounted for as sales in accordance with SFAS No. 140 and, therefore, are not presented on the consolidated balance sheets.

The majority of accounts in the credit card portfolios are charged interest at rates indexed to the prime rate, adjustable on a monthly basis subject to certain limitations. The remaining accounts are charged interest at fixed annual percentage rates. The following table presents the breakdown by interest rate structure of the gross principal receivables outstanding prior to discounting at February 28, 2003, and February 28, 2002.

(Amounts in millions)	2003	2002
Indexed to prime rate	$2,998	$2,676
Fixed APR	176	202
Total	$3,174	$2,878

Financing for the credit card receivables is achieved through asset securitization programs that in turn issue both private and public market debt, principally at floating rates based on LIBOR and commercial paper rates. Receivables held for sale are financed with working capital. At February 28, 2003, and February 28, 2002, the total principal amount of receivables securitized or held for sale prior to discounting was as follows:

(Amounts in millions)	2003	2002
Floating-rate securitizations	$3,119	$2,829
Held for sale	55	49
Total	$3,174	$2,878

Interest Rate Exposure

Interest rate exposure relating to the credit card receivable securitizations represents a market risk exposure that we manage with matched funding and interest rate caps. Refer to Note 7 to the consolidated financial statements for a description of these items. However, when interest rates move dramatically over a relatively short period of time, we will be affected, although to a lesser extent than if we did not manage our exposure. We also have the ability to adjust fixed-APR revolving credit cards and the index on floating-rate credit cards, subject to cardholder ratification, but we do not currently anticipate the need to do so. Our ability to effect these changes may be limited by competitive conditions.

The market and credit risks associated with interest rate caps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. We have entered into offsetting interest rate cap positions and, therefore, do not anticipate significant market risk arising from interest rate caps. Credit risk is the exposure to nonperformance of another party to an agreement. We mitigate credit risk by dealing with highly rated bank counterparties.

FORWARD-LOOKING STATEMENTS

The provisions of the Private Securities Litigation Reform Act of 1995 provide companies with a "safe harbor" when making forward-looking statements. This "safe harbor" encourages companies to provide prospective information about their companies without fear of litigation. We wish to take advantage of the "safe harbor" provisions of the Act. Our statements that are not historical facts, including statements about management's expectations for fiscal 2004 and beyond, are forward-looking statements and involve various risks and uncertainties.

Forward-looking statements are estimates and projections reflecting our judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. The United States retail industry, and the specialty retail industry in particular, are dynamic by nature and have undergone significant changes in recent years. Our ability to anticipate and successfully respond to the continuing challenges of our industry is key to achieving our expectations. Important factors that could cause actual results to differ materially from estimates or projections contained in our forward-looking statements include:

- Changes in the amount and degree of promotional intensity exerted by current competitors and potential new competition from competitors using either similar or alternative methods or channels of distribution such as online and telephone shopping services and mail order;

- Changes in general U.S. or regional U.S. economic conditions including, but not limited to, consumer credit availability, consumer credit delinquency and default rates, interest rates, inflation, personal discretionary spending levels, trends in consumer retail spending, both in general and in our product categories, and consumer sentiment about the economy in general;
- The presence or absence of, or consumer acceptance of, new products or product features in the merchandise categories we sell and changes in our actual merchandise sales mix;
- Significant changes in retail prices for products we sell;
- Changes in availability or cost of financing for working capital and capital expenditures, including securitization financing and financing to support development of our business;
- Lack of availability or access to sources of inventory;
- Inability to liquidate excess inventory should excess inventory develop;
- Failure to successfully implement sales and profitability improvement programs for our Circuit City Superstores, including our remodeling and relocation process and our recent change in compensation structure;
- Changes in the performance of the private-label or bankcard portfolios, including material changes in cardholder default rates or payment rates;
- Our ability to attract and retain an effective management team or changes in the costs or availability of a suitable work force to manage and support our service-driven operating strategies;
- Changes in production or distribution costs or costs of materials for our advertising;
- Availability of appropriate real estate locations for relocations and new stores;
- Successful implementation of our various customer service initiatives;
- Negative investment returns in our pension plan;
- The imposition of new restrictions or regulations regarding the sale of products and/or services we sell, changes in tax rules and regulations applicable to us or our competitors, the imposition of new environmental restrictions, regulations or laws or the discovery of environmental conditions at current or future locations, or any failure to comply with such laws or any adverse change in such laws; and
- Adverse results in significant litigation matters.

We believe our forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations.

COMMON STOCK

The common stock of Circuit City Stores, Inc. is traded on the New York Stock Exchange.

	Market Price of Common Stock				Dividends	
Fiscal	2003		2002		2003	2002
Quarter	HIGH	LOW	HIGH	LOW		
1st	$24.59	$16.99	$16.85	$10.34	$.0175	$.0175
2nd	$23.41	$12.65	$20.25	$14.50	$.0175	$.0175
3rd	$17.55	$ 7.87	$17.84	$ 9.55	$.0175	$.0175
4th	$10.53	$ 4.11	$31.40	$16.08	$.0175	$.0175
Total					$.0700	$.0700

Consolidated Statements Of Earnings

(Amounts in thousands except per share data)	Years Ended February 28 2003	%	2002	%	2001	%
NET SALES AND OPERATING REVENUES	**$9,953,530**	100.0	$9,518,231	100.0	$10,329,982	100.0
Cost of sales, buying and warehousing	**7,603,205**	76.4	7,180,259	75.4	7,836,093	75.8
Appliance exit costs [NOTE 10]	—	—	10,000	0.1	28,326	0.3
GROSS PROFIT	**2,350,325**	23.6	2,327,972	24.5	2,465,563	23.9
Finance income [NOTE 4]	**62,416**	0.7	106,230	1.1	76,800	0.7
Selling, general and administrative expenses [NOTE 2]	**2,344,608**	23.6	2,226,882	23.4	2,347,545	22.7
Appliance exit costs [NOTE 10]	—	—	—	—	1,670	—
Interest expense [NOTE 9]	**1,093**	—	881	—	7,273	0.1
Earnings from continuing operations before income taxes	**67,040**	0.7	206,439	2.2	185,875	1.8
Provision for income taxes [NOTE 11]	**25,475**	0.3	78,446	0.8	70,637	0.7
NET EARNINGS FROM CONTINUING OPERATIONS	**41,565**	0.4	127,993	1.4	115,238	1.1
NET EARNINGS FROM DISCONTINUED OPERATIONS [NOTE 3]	**64,519**	0.7	90,802	0.9	45,564	0.4
NET EARNINGS	**$ 106,084**	1.1	$ 218,795	2.3	$ 160,802	1.5
Net earnings from [NOTES 1, 2 AND 3]:						
Continuing operations	**$ 41,565**		$ 127,993		$ 115,238	
Discontinued operations attributed to:						
Circuit City common stock	**$ 41,303**		$ 62,806		$ 34,009	
CarMax Group common stock	**$ 23,216**		$ 27,996		$ 11,555	
Weighted average common shares [NOTES 2 AND 5]:						
Circuit City:						
Basic	**207,217**		205,501		203,774	
Diluted	**209,203**		207,095		205,830	
CarMax Group:						
Basic	**37,023**		32,140		25,554	
Diluted	**38,701**		34,122		26,980	
NET EARNINGS PER SHARE [NOTES 1, 2, 3 AND 5]:						
Basic:						
Continuing operations	**$ 0.20**		$ 0.62		$ 0.57	
Discontinued operations attributed to Circuit City common stock	**0.20**		0.31		0.17	
	$ 0.40		$ 0.93		$ 0.73	
Discontinued operations attributed to CarMax Group common stock	**$ 0.63**		$ 0.87		$ 0.45	
Diluted:						
Continuing operations	**$ 0.20**		$ 0.62		$ 0.56	
Discontinued operations attributed to Circuit City common stock	**0.20**		0.30		0.17	
	$ 0.40		$ 0.92		$ 0.73	
Discontinued operations attributed to CarMax Group common stock	**$ 0.60**		$ 0.82		$ 0.43	

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(Amounts in thousands except share data)	At February 28 2003	2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents [NOTE 2]	**$ 884,670**	$1,248,246
Accounts receivable, net of allowance for doubtful accounts of $1,075 and $660	**215,125**	158,817
Retained interests in securitized receivables [NOTE 6]	**560,214**	394,456
Merchandise inventory [NOTE 2]	**1,409,736**	1,234,243
Prepaid expenses and other current assets [NOTE 16]	**33,165**	39,246
Assets of discontinued operations [NOTE 3]	**—**	577,703
TOTAL CURRENT ASSETS	**3,102,910**	3,652,711
Property and equipment, net [NOTES 8 AND 9]	**649,593**	732,802
Deferred income taxes [NOTES 2 AND 11]	**22,362**	2,647
Other assets [NOTE 16]	**24,252**	11,354
Assets of discontinued operations [NOTE 3]	**—**	142,519
TOTAL ASSETS	**$3,799,117**	$4,542,033
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable [NOTE 2]	**$ 963,701**	$1,019,519
Accrued expenses and other current liabilities [NOTES 3, 10 AND 16]	**128,776**	157,561
Accrued income taxes	**44,453**	100,696
Deferred income taxes [NOTES 2 AND 11]	**141,729**	116,297
Short-term debt [NOTE 9]	**—**	397
Current installments of long-term debt [NOTES 9 AND 12]	**1,410**	23,465
Liabilities of discontinued operations [NOTE 3]	**—**	223,392
TOTAL CURRENT LIABILITIES	**1,280,069**	1,641,327
Long-term debt, excluding current installments [NOTES 9 AND 12]	**11,254**	14,064
Accrued straight-line rent [NOTE 12]	**97,427**	77,851
Other liabilities [NOTE 12]	**68,792**	63,002
Liabilities of discontinued operations [NOTE 3]	**—**	11,351
TOTAL LIABILITIES	**1,457,542**	1,807,595
STOCKHOLDERS' EQUITY [NOTES 1 AND 14]:		
Circuit City common stock, $0.50 par value; 525,000,000 shares authorized; 209,954,840 shares issued and outstanding (208,822,551 in 2002)	**104,977**	104,411
CarMax Group common stock	**—**	18,426
Capital in excess of par value	**849,083**	810,047
Retained earnings	**1,387,515**	1,801,554
TOTAL STOCKHOLDERS' EQUITY	**2,341,575**	2,734,438
Commitments and contingent liabilities [NOTES 3, 10, 12, 13 AND 16]		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$3,799,117**	$4,542,033

See accompanying notes to consolidated financial statements.

Consolidated Statements Of Cash Flows

(Amounts in thousands)	Years Ended February 28 2003	2002	2001
OPERATING ACTIVITIES:			
Net earnings	$ 106,084	$ 218,795	$ 160,802
Adjustments to reconcile net earnings to net cash (used in) provided by operating activities of continuing operations:			
Earnings from discontinued operations [NOTE 3]	(64,519)	(90,802)	(45,564)
Depreciation and amortization	157,469	134,371	126,297
Amortization of restricted stock awards	20,828	15,678	11,365
Loss on dispositions of property and equipment	15,659	13,735	4,259
Provision for deferred income taxes	5,717	28,004	11,007
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable, net	(56,308)	46,185	108,630
Increase in retained interests in securitized receivables	(165,758)	(148,345)	(95,680)
(Increase) decrease in merchandise inventory	(175,493)	176,284	(4,910)
Decrease (increase) in prepaid expenses and other current assets	6,081	16,071	(41,964)
(Increase) decrease in other assets	(12,898)	(2,359)	588
(Decrease) increase in accounts payable	(55,818)	202,289	(59,334)
(Decrease) increase in accrued expenses and other current liabilities and accrued income taxes	(64,954)	120,187	(7,680)
Increase (decrease) in accrued straight-line rent and other liabilities	25,366	69,606	(17,442)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES OF CONTINUING OPERATIONS	(258,544)	799,699	150,374
INVESTING ACTIVITIES:			
Purchases of property and equipment	(150,757)	(172,580)	(274,722)
Proceeds from sales of property and equipment, net	60,838	88,461	100,189
NET CASH USED IN INVESTING ACTIVITIES OF CONTINUING OPERATIONS	(89,919)	(84,119)	(174,533)
FINANCING ACTIVITIES:			
(Payments on) proceeds from short-term debt, net	(397)	184	(1,240)
Principal payments on long-term debt	(24,865)	(19,788)	(156,402)
Issuances of Circuit City common stock, net	8,901	17,920	26,912
Issuances of CarMax Group common stock, net	298	(1,958)	(263)
Proceeds from CarMax Group stock offering, net [NOTE 5]	—	139,546	—
Dividends paid	(14,687)	(14,556)	(14,346)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES OF CONTINUING OPERATIONS	(30,750)	121,348	(145,339)
CASH USED IN DISCONTINUED OPERATIONS – DIVX [NOTE 3]	(10,500)	(22,837)	(26,174)
DISCONTINUED OPERATIONS – CARMAX [NOTE 3]:			
Cash used in discontinued operations – CarMax	(2,263)	(3,174)	(951)
Special dividend received from CarMax	28,400	—	—
NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS – CARMAX	26,137	(3,174)	(951)
(Decrease) increase in cash and cash equivalents	(363,576)	810,917	(196,623)
Cash and cash equivalents at beginning of year	1,248,246	437,329	633,952
Cash and cash equivalents at end of year	$ 884,670	$1,248,246	$ 437,329
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid (received) during the year for:			
Interest	$ 1,824	$ 2,340	$ 10,120
Income taxes	$ 107,946	$ (44,926)	$ 116,800

See accompanying notes to consolidated financial statements.

Consolidated Statements Of Stockholders' Equity

(Amounts in thousands except per share data)	Shares Outstanding		Common Stock		Capital In Excess of Par Value	Retained Earnings	Total
	Circuit City	CarMax Group	Circuit City	CarMax Group			
BALANCE AT MARCH 1, 2000	203,868	25,614	$ 101,934	$ 12,807	$ 576,574	$ 1,450,859	$ 2,142,174
Net earnings	—	—	—	—	—	160,802	160,802
Exercise of common stock options [NOTE 15]	1,526	56	763	28	35,391	—	36,182
Shares issued under employee stock purchase plans [NOTE 15]	862	—	431	—	16,119	—	16,550
Shares issued under stock incentive plans [NOTE 15]	1,486	—	743	—	31,912	—	32,655
Tax benefit from stock issued	—	—	—	—	29,839	—	29,839
Cancellation of restricted stock	(722)	(31)	(361)	(15)	(32,774)	—	(33,150)
Unearned compensation – restricted stock	—	—	—	—	(14,223)	—	(14,223)
Cash dividends – Circuit City common stock ($0.07 per share)	—	—	—	—	—	(14,346)	(14,346)
BALANCE AT FEBRUARY 28, 2001	207,020	25,639	103,510	12,820	642,838	1,597,315	2,356,483
Net earnings	—	—	—	—	—	218,795	218,795
Sale of CarMax Group common stock [NOTE 5]	—	9,517	—	4,758	134,788	—	139,546
Exercise of common stock options [NOTE 15]	541	1,941	270	971	9,669	—	10,910
Shares issued under employee stock purchase plans [NOTE 15]	867	—	434	—	11,627	—	12,061
Shares issued under stock incentive plans [NOTE 15]	1,068	2	534	1	13,605	—	14,140
Tax benefit from stock issued	—	—	—	—	2,530	—	2,530
Cancellation of restricted stock	(673)	(248)	(337)	(124)	(17,995)	—	(18,456)
Unearned compensation – restricted stock	—	—	—	—	12,985	—	12,985
Cash dividends – Circuit City common stock ($0.07 per share)	—	—	—	—	—	(14,556)	(14,556)
BALANCE AT FEBRUARY 28, 2002	208,823	36,851	104,411	18,426	810,047	1,801,554	2,734,438
Net earnings	—	—	—	—	—	106,084	106,084
Exercise of common stock options [NOTE 15]	311	246	156	123	5,035	—	5,314
Shares issued under employee stock purchase plans [NOTE 15]	457	—	229	—	5,470	—	5,699
Shares issued under stock incentive plans [NOTE 15]	843	—	421	—	17,207	—	17,628
Tax benefit from stock issued	—	—	—	—	9,575	—	9,575
Cancellation of restricted stock	(479)	(8)	(240)	(4)	(8,081)	—	(8,325)
Unearned compensation – restricted stock	—	—	—	—	9,830	—	9,830
Cash dividends – Circuit City common stock ($0.07 per share)	—	—	—	—	—	(14,687)	(14,687)
Distribution of CarMax, Inc. common stock to shareholders [NOTE 3]	—	(37,089)	—	(18,545)	—	(533,836)	(552,381)
Special dividend from CarMax [NOTE 3]	—	—	—	—	—	28,400	28,400
BALANCE AT FEBRUARY 28, 2003	**209,955**	—	**$104,977**	**$ —**	**$849,083**	**$1,387,515**	**$2,341,575**

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. BASIS OF PRESENTATION

From February 7, 1997, to October 1, 2002, the common stock of Circuit City Stores, Inc. consisted of two common stock series that were intended to reflect the performance of the company's two businesses. The Circuit City Group common stock was intended to reflect the performance of the Circuit City consumer electronics stores and related operations and the shares of CarMax Group common stock reserved for the Circuit City Group or for issuance to holders of Circuit City Group common stock. The CarMax Group common stock was intended to reflect the performance of the CarMax auto superstores and related operations.

Effective October 1, 2002, the CarMax auto superstore business was separated from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc., formerly a wholly owned subsidiary of Circuit City Stores, Inc., became an independent, separately traded public company. Following the separation, the Circuit City Group common stock was renamed Circuit City common stock. All CarMax results prior to the separation date are presented as results from discontinued operations. See Note 3 for an additional discussion of the separation.

As of February 28, 2002, 65,923,200 shares of CarMax Group common stock were reserved for the Circuit City Group or for issuance to holders of Circuit City Group common stock. Excluding shares reserved for CarMax employee stock incentive plans, the reserved CarMax Group shares represented 64.1 percent of the total outstanding and reserved shares of CarMax Group common stock at February 28, 2002, and 74.6 percent at February 28, 2001.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(B) USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

(C) REVENUE RECOGNITION: The company recognizes revenue when the earnings process is complete, generally at either the time of sale to a customer or upon delivery to a customer. The company sells extended warranty contracts on behalf of unrelated third parties. The contracts extend beyond the normal manufacturer's warranty period, usually with terms, including the manufacturer's warranty period, from 12 to 60 months. Because the third parties are the primary obligors under these contracts, commission revenue for the unrelated-third-party extended warranty plans is recognized at the time of sale.

The company also sells gift cards and records related deferred revenue at the time of sale. For gift cards with an unredeemed balance after 24 months, a monthly service fee is assessed. The liability associated with the sale of gift cards was $46.0 million at February 28, 2003, and $32.4 million at February 28, 2002, and is included in accounts payable on the consolidated balance sheets. Service fee revenue totaled $2.3 million in fiscal 2003, $1.3 million in fiscal 2002 and $0.7 million in fiscal 2001.

(D) VENDOR ALLOWANCES: The company receives cash consideration from vendors through a variety of programs and arrangements, including cooperative advertising and vendor allowances. In accordance with Emerging Issues Task Force No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor," the majority of vendor allowances are recognized as a reduction to cost of sales, buying and warehousing. Cash consideration received as part of cooperative advertising programs that represents a reimbursement of specific, incremental, identifiable direct costs incurred by the company to advertise the vendors' products is reported as a reduction of advertising expense in the period in which the advertising occurs.

(E) SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Interest income recorded as a reduction to selling, general and administrative expenses was $7.9 million for the year ended February 28, 2003, $15.8 million for the year ended February 28, 2002, and $16.6 million for the year ended February 28, 2001.

(F) STORE OPENING AND LOCATION CLOSING EXPENSES: Non-capital expenditures relating to store openings, including organization and pre-opening costs, are expensed as incurred. When the company commits to a plan to close or relocate a store, estimates of the depreciable lives of fixtures, equipment and leasehold improvements to be abandoned are revised to reflect the use of the assets over their shortened useful life. At a location's cease-use date, estimated unrecoverable costs are charged to selling, general and administrative expenses. Such costs include the estimated loss on the sale of land and building and a provision for the present value of future lease obligations, less estimated sublease income.

(G) ADVERTISING EXPENSES: All advertising costs are expensed as incurred. Advertising expense was $345.1 million, or 3.5 percent of net sales and operating revenues, in fiscal 2003; $362.0 million, or 3.8 percent, in fiscal 2002; and $422.9 million, or 4.1 percent, in fiscal 2001.

(H) NET EARNINGS PER SHARE: Basic net earnings per share from continuing operations is computed by dividing net earnings from continuing operations by the weighted average number of shares of Circuit City common stock outstanding. Diluted net earnings per share from continuing operations is computed by dividing net earnings from continuing operations by the sum of the weighted average number of shares of Circuit City common stock outstanding and the dilutive potential Circuit City common stock.

Basic net earnings per share from discontinued operations attributed to Circuit City common stock is computed by dividing net earnings from discontinued operations attributed to Circuit City common stock by the weighted average number of shares of Circuit City common stock outstanding. Diluted net earnings per share from discontinued operations attributed to Circuit City common stock is computed by dividing net earnings from discontinued operations attributed to Circuit City common stock by the sum of the weighted average number of shares of Circuit City common stock outstanding and the dilutive potential Circuit City common stock.

Basic net earnings per share from discontinued operations attributed to CarMax Group common stock is computed by dividing net earnings from discontinued operations attributed to CarMax Group common stock by the weighted average number of shares of CarMax Group common stock outstanding. Diluted net earnings per share from discontinued operations attributed to CarMax Group common stock is computed by dividing net earnings from discontinued operations attributed to CarMax Group common stock by the sum of the weighted average number of shares of CarMax Group common stock outstanding and the dilutive potential CarMax Group common stock. For fiscal 2003, the shares of CarMax Group common stock have been weighted over the months that CarMax was a wholly owned subsidiary of the company. CarMax became an independent, separately traded public company on October 1, 2002.

(I) FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying value of the company's cash and cash equivalents, accounts receivable, accounts payable, short-term debt and long-term debt approximates fair value. The retained interests in securitized receivables and derivative financial instruments are recorded on the consolidated balance sheets at fair value. Fair value estimates for the company's derivative instruments are based on market prices when available or are derived from financial valuation methodologies such as discounted cash flow analysis.

(J) CASH AND CASH EQUIVALENTS: Investments in highly liquid debt securities with original maturities of three months or less totaled $844.7 million at February 28, 2003, and $1.22 billion at February 28, 2002, and are included in cash and cash equivalents on the consolidated balance sheets. Cash and cash equivalents held by the company's regulated subsidiaries and not available for general corporate purposes were $48.8 million at February 28, 2003, and $480.9 million at February 28, 2002.

(K) SECURITIZATIONS: The company enters into securitization transactions to finance credit card receivables originated by its finance operation. These transactions are accounted for as sales in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." Retained interests in securitized receivables are comprised of interest-only strips and various subordinated securities. These retained interests are carried at fair value as determined by the present value of expected future cash flows using estimates of key assumptions, such as finance charge income; charge-offs, net of recoveries; payment rates; and discount rates appropriate for the type of asset and risk. Expected future cash flows also are based upon the market's expectation about future movements in interest rates as reflected in forward interest rate curves. The changes in fair value of retained interests are included in finance income on the consolidated statements of earnings.

(L) DERIVATIVE FINANCIAL INSTRUMENTS: The company enters into interest rate cap agreements in connection with the receivable securitization transactions. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the company recognizes all derivative instruments as either assets or liabilities on the consolidated balance sheets at fair value.

(M) MERCHANDISE INVENTORY: Inventory is comprised of finished goods held for sale and is stated at the lower of cost or market. Cost is determined by the average cost method. The company estimates the realizable value of inventory based on assumptions about forecasted consumer demand, market conditions and obsolescence expectations. If the estimated realizable value is less than cost, the inventory value is reduced to its realizable value. If estimates regarding consumer demand and market conditions are inaccurate or unexpected technology changes affect demand, the company could be exposed to losses in excess of amounts recorded.

(N) PROPERTY AND EQUIPMENT: Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets' estimated useful lives. Property held under capital lease is stated at the lower of the present value of the minimum lease payments at the inception of the lease or market value and is amortized on a straight-line basis over the lease term or the estimated useful life of the asset, whichever is shorter.

(O) IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS: The company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. Impairment is recognized when the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. The impairment loss recognized represents the difference between the asset's carrying value and fair value.

(P) COMPUTER SOFTWARE COSTS: The company capitalizes external direct costs of materials and services used in the development of internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software. Amounts capitalized are amortized on a straight-line basis over a period of three years to five years.

(Q) INCOME TAXES: Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. The company recognizes a deferred tax asset if it is more likely than not that a benefit will be realized.

(R) STOCK-BASED COMPENSATION: The company accounts for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees" and related

interpretations. Accordingly, no stock-based compensation cost has been recognized. The following table summarizes the effect on net earnings and net earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The pro forma effect on fiscal year 2003 may not be representative of the pro forma effects on net earnings for future years.

(Amounts in thousands except per share data)	Years Ended February 28 2003	2002	2001
Net earnings from continuing operations:			
As reported	$41,565	$127,993	$115,238
Less: fair value impact of employee stock compensation	16,641	16,455	13,236
Pro forma	$24,924	$111,538	$102,002
Net earnings attributed to Circuit City common stock:			
Continuing operations, as reported	$41,565	$127,993	$115,238
Discontinued operations, as reported	41,303	62,806	34,009
Less: fair value impact of employee stock compensation	16,641	17,302	13,852
Pro forma	$66,227	$173,497	$135,395
Net earnings per share from continuing operations:			
Basic – as reported	$ 0.20	$ 0.62	$ 0.57
Basic – pro forma	0.12	0.54	0.50
Diluted – as reported	0.20	0.62	0.56
Diluted – pro forma	0.12	0.54	0.50
Net earnings per share attributed to Circuit City common stock:			
Basic – as reported	$ 0.40	$ 0.93	$ 0.73
Basic – pro forma	0.32	0.84	0.66
Diluted – as reported	0.40	0.92	0.73
Diluted – pro forma	0.32	0.84	0.66

For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant was estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model were as follows:

	Years Ended February 28 2003	2002	2001
Expected dividend yield	0.3%	0.6%	0.2%
Expected stock volatility	70%	62%	49%
Risk-free interest rates	5%	5%	6%
Expected lives (in years)	5	5	5

Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted was $13 per share in fiscal 2003, $7 per share in fiscal 2002 and $17 per share in fiscal 2001.

(S) RISKS AND UNCERTAINTIES: The company is a leading national retailer of brand-name consumer electronics, personal computers and entertainment software. The diversity of the company's products, customers, suppliers and geographic operations reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply or markets.

3. DISCONTINUED OPERATIONS

Cash flows related to discontinued operations have been segregated on the consolidated statements of cash flows.

(A) CARMAX: On September 10, 2002, the company's shareholders approved the separation of the CarMax Group from Circuit City Stores, Inc. and the company's board of directors authorized the redemption of the company's CarMax Group common stock and the distribution of CarMax, Inc. common stock to effect the separation. On October 1, 2002, the separation was effective and CarMax, Inc. became an independent, separately traded public company. Each outstanding share of CarMax Group common stock was redeemed in exchange for one share of CarMax, Inc. common stock. In addition, each holder of Circuit City Group common stock received as a tax-free distribution 0.313879 of a share of CarMax, Inc. common stock for each share of Circuit City Group common stock owned as of September 16, 2002, the record date for the distribution. Following the separation, the Circuit City Group common stock was renamed Circuit City common stock. All CarMax results prior to the separation date are presented as results from discontinued operations. The company recorded no gain or loss as a result of the separation.

With the separation, CarMax paid a special dividend of $28.4 million to Circuit City Stores, Inc. in recognition of the company's continuing contingent liability on leases related to 23 CarMax locations. At February 28, 2003, the future minimum fixed lease obligations on these 23 leases totaled $480.9 million.

The relationship between the company and CarMax is governed by a transition services agreement, under which the company provides CarMax services including human resources, administrative services, special technical services, payroll processing, benefits administration, tax services, television advertising buying, computer center support and telecommunication services, with terms ranging from six to 24 months and varying renewal options. Under the agreement, CarMax pays the company the allocable portion of all direct and indirect costs of providing these services plus 10 percent. Including the 10 percent mark up, the company billed CarMax $6.7 million during fiscal 2003 for services provided after the separation. A tax allocation agreement, which generally provides that pre-separation taxes attributable to the business of each party will be borne solely by that party, also was executed upon the separation.

Net earnings from the discontinued CarMax operations were $64.5 million for the fiscal year ended February 28, 2003, representing CarMax results for the seven months prior to the separation date. Net earnings from discontinued operations were $90.8 million in fiscal 2002 and $45.6 million in fiscal 2001. Prior to the separation date, CarMax earnings were allocated to the company's Circuit City

Group and CarMax Group common stocks. Circuit City Group earnings included earnings attributed to the CarMax Group shares reserved for the Circuit City Group or for issuance to Circuit City Group shareholders. The CarMax Group earnings reflected the remainder of the earnings of the CarMax business.

The assets and liabilities of the discontinued CarMax operations reflected on the consolidated balance sheet at February 28, 2002, were comprised of the following:

(Amounts in millions)	2002
Inventory	$399.1
Retained interests in securitized receivables	120.7
Accounts receivable, net	52.6
Other current assets	5.3
Total current assets	577.7
Property and equipment, net	121.0
Other assets	21.5
Total assets of discontinued CarMax operations	$720.2
Accounts payable	$ 87.2
Current installments of allocated long-term debt	78.6
Other current liabilities	57.6
Total current liabilities	223.4
Other liabilities	11.3
Total liabilities of discontinued CarMax operations	$234.7

(B) DIVX: On June 16, 1999, Digital Video Express announced that it would cease marketing the Divx home video system and discontinue operations. Payments of $10.5 million were made during fiscal 2003, reducing accrued expenses and other current liabilities related to the former Divx operations to $8.0 million on the consolidated balance sheet at February 28, 2003. At February 28, 2002, accrued expenses and other current liabilities of $18.5 million related to the former Divx operations were reflected on the consolidated balance sheet. The discontinued Divx operations had no impact on the net earnings of the company for all periods presented.

4. FINANCE INCOME

Components of pretax finance income were as follows:

	Years Ended February 28		
(Amounts in millions)	2003	2002	2001
Securitization income	$193.9	$226.5	$198.8
Payroll and fringe benefit expenses	42.9	41.6	43.0
Other direct expenses	88.6	78.7	79.0
Finance income	$ 62.4	$106.2	$ 76.8

Securitization income primarily is comprised of the gain on the sale of receivables generated by the company's finance operation, income from the retained interests in the credit card receivables and income related to servicing the receivables, as well as the impact of increases or decreases in the fair value of the retained interests. Finance income does not include any allocation of indirect costs or income. The company presents information on the performance of its finance operation on a direct basis to avoid making arbitrary decisions regarding the periodic indirect benefits or costs that could be attributed to this operation. Examples of indirect costs not included are corporate expenses such as human resources, administrative services, marketing, information systems, accounting, legal, treasury and executive payroll, as well as retail store expenses.

5. EARNINGS PER SHARE

Reconciliations of the numerator and denominator of basic and diluted earnings per share calculations are presented below.

(Amounts in thousands except per share data)	Years Ended February 28 2003	2002	2001
Circuit City:			
Weighted average common shares	207,217	205,501	203,774
Dilutive potential common shares:			
Options	690	773	885
Restricted stock	1,296	821	1,171
Weighted average common shares and dilutive potential common shares	209,203	207,095	205,830
Net earnings available to common shareholders from:			
Continuing operations	$41,565	$127,993	$115,238
Discontinued operations	$41,303	$ 62,806	$ 34,009
Basic net earnings per share from:			
Continuing operations	$ 0.20	$ 0.62	$ 0.57
Discontinued operations	0.20	0.31	0.17
	$ 0.40	$ 0.93	$ 0.73
Diluted net earnings per share from:			
Continuing operations	$ 0.20	$ 0.62	$ 0.56
Discontinued operations	0.20	0.30	0.17
	$ 0.40	$ 0.92	$ 0.73
CarMax Group:			
Weighted average common shares	37,023	32,140	25,554
Dilutive potential common shares:			
Options	1,668	1,949	1,332
Restricted stock	10	33	94
Weighted average common shares and dilutive potential common shares	38,701	34,122	26,980
Net earnings available to common shareholders	$23,216	$ 27,996	$ 11,555
Basic net earnings per share	$ 0.63	$ 0.87	$ 0.45
Diluted net earnings per share	$ 0.60	$ 0.82	$ 0.43

For fiscal 2003, the shares of CarMax Group common stock have been weighted over the months during which CarMax was a wholly owned subsidiary of Circuit City Stores, Inc. CarMax became an independent, separately traded public company on October 1, 2002. All CarMax results prior to the separation date are presented as results from discontinued operations.

Certain options were outstanding and not included in the computation of diluted net earnings per share because the options' exercise prices were greater than the average market price of the common shares. Options to purchase 17.6 million shares of Circuit City common stock with exercise prices ranging from $7.00 to $27.21 per share were outstanding and not included in the calculation at the end of fiscal 2003; 5.3 million shares with exercise prices ranging from $26.15 to $43.03 per share at the end of fiscal 2002; and 8.5 million shares with exercise prices ranging from $14.75 to $47.53 per share at the end of fiscal 2001. Options to purchase 1.0 million shares of CarMax Group common stock at prices ranging from $20.00 to $26.83 per share were outstanding at the separation date and not included in the calculation at the end of fiscal 2003; all 3.6 million options to purchase shares of CarMax Group common stock were included in the calculation at the end of fiscal 2002; and 1.4 million options to purchase shares of CarMax Group common stock with exercise prices ranging from $6.06 to $16.31 per share were not included at the end of fiscal 2001.

In a public offering completed during the second quarter of fiscal 2002, Circuit City Stores, Inc. sold 9.5 million CarMax Group shares that previously had been reserved for the Circuit City Group. With the impact of the offering, 64.0 percent of the CarMax Group's fiscal 2003 earnings prior to the separation date were attributed to Circuit City. In fiscal 2002, 64.1 percent of the CarMax Group's earnings were attributed to Circuit City, and in fiscal 2001, 74.6 percent of the CarMax Group's earnings were attributed to Circuit City.

6. SECURITIZATIONS

The company enters into securitization transactions to finance credit card receivables originated by its finance operation. The company has created two special purpose subsidiaries to facilitate these securitization transactions in accordance with the isolation provisions of SFAS No. 140. The finance operation sells credit card receivables to the special purpose subsidiaries, which, in turn, sell these receivables to securitization master trusts. At the time of these sales, the company recognizes gains or losses as a component of finance income. See Note 4. Private-label and co-branded Visa credit card, referred to as private-label, receivables are securitized through one master trust, and MasterCard and Visa credit card, referred to as bankcard, receivables are securitized through a second master trust.

Each master trust periodically issues securities backed by the receivables in that master trust. Each master trust has issued multiple series of term asset-backed securities having fixed initial principal amounts. In addition, each master trust has issued one or more series of variable funding asset-backed securities having a variable principal amount. Investors in the variable funding asset-backed securities are generally entitled to receive monthly interest payments and have committed to acquire additional variable funding interests up to a stated amount until a stated commitment termination date. Neither master trust agreement provides for recourse to the company for credit losses on the securitized receivables. The finance operation continues to service the securitized receivables for a fee.

The amounts by which the estimated future finance income from securitized receivables exceed the sum of the contractually specified investor returns and servicing fees are referred to as interest-only strips and are carried at fair value. The special purpose subsidiaries retain these interest-only strips and hold various subordinated asset-backed securities, which serve as credit enhancement for the asset-backed securities held by third-party investors.

The securitization agreements require that the aggregate outstanding principal balance of the securitized receivables exceeds a specified amount and that the yield on the securitized receivables exceeds specified rates. In addition, the variable funding securitization agreements require that the company meet financial tests relating to minimum tangible net worth, current ratios and debt-to-capital ratios and that the securitized receivables meet specified performance levels relating to default rates, delinquency rates and principal payment rates. If these financial tests or performance levels are not met, or if certain other events occur, it would constitute an early amortization event, in which case the principal payment dates for the term series would be accelerated, the variable funding commitments would terminate and the variable funding investors would begin to receive monthly principal payments until paid in full. The company and the securitized receivables were in compliance with these financial tests and performance levels at February 28, 2003, and February 28, 2002.

(Dollar amounts in millions)	Years Ended February 28 2003	2002
Total principal amount of credit card receivables managed	$3,173.9	$2,878.2
Principal amount of receivables securitized	$3,119.3	$2,828.8
Principal amount of receivables held for sale	$ 54.6	$ 49.4
Average serviced receivables	$2,898.3	$2,669.6
Unused capacity of the private-label variable funding program	$ 29.5	$ 22.9
Unused capacity of the bankcard variable funding program	$ 166.8	$ 496.5
Aggregate receivables 31 days or more delinquent	$ 200.0	$ 198.4
Aggregate receivables 31 days or more delinquent as a percent of total principal amount of credit card receivables managed	6.3%	6.9%
Principal amount of defaults net of recoveries	$ 270.0	$ 262.8
Principal amount of defaults net of recoveries as a percent of average serviced receivables	9.3%	9.8%

The company completed a $470 million bankcard receivable securitization transaction and a $300 million private-label credit card receivable securitization transaction during fiscal 2003 to replace maturing term securitizations. The company completed no new public securitization transactions during fiscal 2002.

The finance operation receives annual servicing fees approximating 2 percent of the outstanding principal balance

of the securitized receivables. The servicing fees specified in the securitization agreements adequately compensate the finance operation for servicing the securitized receivables. Accordingly, no servicing asset or liability has been recorded.

The following table summarizes certain cash flows received from and paid to the securitization trusts.

(Amounts in millions)	Years Ended February 28 2003	2002	2001
Proceeds from new securitizations	$1,670.3	$1,193.3	$1,092.5
Proceeds from collections reinvested in previous credit card securitizations	$1,524.8	$1,617.2	$1,730.5
Servicing fees received	$ 53.7	$ 51.8	$ 52.0
Other cash flows received on retained interests*	$ 164.5	$ 195.4	$ 173.8

**This amount represents cash flows received from retained interests other than servicing fees, including cash flows from interest-only strips and cash above the minimum required level in cash collateral accounts.*

In accordance with the allocated carrying value method as prescribed by SFAS No. 140, gains on sales of receivables sold to the securitizations trusts were $93.2 million in fiscal 2003, $101.1 million in fiscal 2002 and $113.2 million in fiscal 2001.

When determining the fair value of the interest-only strips, the company estimates future cash flows using estimates of key assumptions, such as finance charge income; charge-offs, net of recoveries; payment rates; and discount rates appropriate for the type of asset and risk. Expected future cash flows also are based upon the market's expectation about future movements in interest rates as reflected in forward interest rate curves.

Retained interests in securitized receivables presented on the consolidated balance sheets are comprised of the following components and constitute the following percentages of the principal amount of receivables securitized.

(Dollar amounts in millions)	Years Ended February 28 2003	%	2002	%
Interest-only strips	$136.8	4.4%	$131.9	4.6%
Subordinated securities	423.4	13.6	262.6	9.3
Retained interests in securitized receivables	$560.2	18.0%	$394.5	13.9%

At February 28, 2003, the fair value of the retained interests in securitized receivables was $560.2 million, with a weighted-average life ranging from 0.1 years to 4.5 years. At February 28, 2002, the fair value of the retained interests in securitized receivables was $394.5 million, with a weighted-average life ranging from 0.2 years to 1.8 years.

The following table presents the key economic assumptions used in measuring the fair value of retained interests at February 28, 2003, and a sensitivity analysis showing the hypothetical effect on the fair value of those interests when there are unfavorable variations from the assumptions used. Key valuation assumptions at February 28, 2003, are based on portfolio performance and market conditions. These sensitivities are hypothetical and should be used with caution. In the following table, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; in actual circumstances, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

(Dollar amounts in millions)	Assumptions Used	Impact on Fair Value of 10% Adverse Change	Impact on Fair Value of 20% Adverse Change
Monthly payment rate	6.4% – 10.9%	$ 9.6	$17.4
Annual default rate	7.1% – 18.0%	$26.3	$51.7
Annual discount rate	8.3% – 15.0%	$ 4.1	$ 8.2

7. FINANCIAL DERIVATIVES

The company enters into interest rate cap agreements in connection with the receivable securitization transactions. During fiscal 2003, the company purchased and sold three offsetting interest rate caps with an aggregate initial notional amount of $280.5 million. The total notional amount of interest rate caps outstanding was $512.9 million at February 28, 2003, and $654.9 million at February 28, 2002. Purchased interest rate caps are included in net accounts receivable on the consolidated balance sheets and had a fair value of $4.2 million at February 28, 2003, and $2.4 million at February 28, 2002. Written interest rate caps are included in accounts payable on the consolidated balance sheets and had a fair value of $4.2 million at February 28, 2003, and $2.4 million at February 28, 2002. Fair value is determined from quoted market values.

The market and credit risks associated with interest rate caps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The company has entered into offsetting interest rate cap positions and, therefore, does not anticipate significant market risk arising from interest rate caps. Credit risk is the exposure to nonperformance of another party to an agreement. The company mitigates credit risk by dealing with highly rated bank counterparties.

8. PROPERTY AND EQUIPMENT

Property and equipment, stated at cost, is summarized as follows:

(Amounts in thousands)	At February 28 2003	2002
Land	$ 13,320	$ 22,423
Buildings (20 to 25 years)	38,630	44,418
Land held for sale	2,759	2,759
Construction in progress	23,092	15,729
Furniture, fixtures and equipment (3 to 8 years)	827,504	801,856
Leasehold improvements (10 to 15 years)	683,100	663,420
Capital leases, primarily buildings (20 years)	12,406	12,406
	1,600,811	1,563,011
Less accumulated depreciation and amortization	951,218	830,209
Property and equipment, net	$ 649,593	$ 732,802

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires the revision of depreciation estimates when an entity commits to a plan to abandon a long-lived asset before the end of its previously estimated useful life. For fiscal 2003, accumulated depreciation and amortization includes $6.3 million of accelerated depreciation for assets expected to be disposed in fiscal 2004. Also included in fiscal 2003 accumulated depreciation and amortization is $4.3 million related to additional depreciation expense incurred due to a change in the estimate of the depreciable lives for certain fixtures from 8 years to 5 years.

9. DEBT

Long-term debt is summarized as follows:

(Amounts in thousands)	At February 28 2003	2002
Term loans	$ —	$22,218
Industrial Development Revenue Bonds due through 2006 at various prime-based rates of interest ranging from 2.8% to 3.7% in fiscal 2003 (3.1% to 6.7% in fiscal 2002)	1,576	3,717
Obligations under capital leases [NOTE 12]	11,088	11,594
Total long-term debt	12,664	37,529
Less current installments	1,410	23,465
Long-term debt, excluding current installments	$11,254	$14,064

A $100 million outstanding term loan matured in July 2002 and was repaid using existing working capital. At the payment date, $22.2 million had been allocated to Circuit City and is included in payments on long-term debt on the consolidated statement of cash flows for the fiscal year ended February 28, 2003. The remaining balance had been allocated to CarMax and is included in cash used in discontinued operations on the consolidated statement of cash flows for the fiscal year ended February 28, 2003.

The Industrial Development Revenue Bonds are collateralized by land, buildings and equipment with an aggregate carrying value of $2.3 million at February 28, 2003, and $5.1 million at February 28, 2002.

The scheduled aggregate annual principal payments on long-term obligations for the next five fiscal years are as follows: 2004 – $1.4 million; 2005 – $1.1 million; 2006 – $1.1 million; 2007 – $1.0 million; and 2008 – $1.0 million.

In connection with the debt agreements, the company must meet financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The company was in compliance with all such covenants at February 28, 2003 and 2002.

A $150 million unsecured revolving facility was not renewed at its August 31, 2002, expiration date.

Short-term debt is funded through committed lines of credit and informal credit arrangements. Other information regarding short-term debt financing and committed lines of credit is as follows:

(Dollar amounts in thousands)	Years Ended February 28 2003	2002	2001
Average short-term financing outstanding	$ 1,466	$ 2,256	$ 56,065
Maximum short-term financing outstanding	$ 60,100	$ 6,594	$363,199
Aggregate committed lines of credit available at year end	$210,000	$195,000	$360,000
Weighted average interest rate on outstanding short-term debt	2.9%	4.4%	6.8%

The company capitalizes interest in connection with the construction of certain facilities and software developed or obtained for internal use. Capitalized interest totaled $0.7 million in fiscal 2003, $1.3 million in fiscal 2002 and $2.1 million in fiscal 2001.

10. APPLIANCE EXIT COSTS

In the second quarter of fiscal 2001, the company began to exit the major appliance category and expand its selection of key consumer electronics and home office products in all Circuit City Superstores. This process was completed in November 2000. To exit the appliance business, the company closed eight distribution centers and eight service centers. The company leases the majority of these closed properties. While the company has subleased some of these properties, it continues the process of marketing the remaining properties to be subleased.

In fiscal 2001, the company recorded appliance exit costs of $30.0 million. In the fourth quarter of fiscal 2002, the company recorded additional lease termination costs of $10.0 million to reflect changes in the rental market for these leased properties. The appliance exit cost liability is included in accrued expenses and other current liabilities on the consolidated balance sheets.

The appliance exit cost accrual activity and the remaining liability at February 28, 2003, are presented in Table 1.

TABLE 1

(Amounts in millions)	Total Exit Cost Accrual	Liability at February 28, 2002	Fiscal 2003 Payments, Net of Accretion Expense	Liability at February 28, 2003
Lease termination costs	$27.8	$19.7	$5.9	$13.8
Fixed asset write-downs, net	5.0	—	—	—
Employee termination benefits	4.4	—	—	—
Other	2.8	—	—	—
Appliance exit costs	$40.0	$19.7	$5.9	$13.8

11. INCOME TAXES

Total income taxes on earnings were allocated as follows:

(Amounts in thousands)	Years Ended February 28 2003	2002	2001
Provision for income taxes from continuing operations	$25,475	$ 78,446	$70,637
Income taxes on discontinued operations	42,124	55,654	27,918
Total income taxes	$67,599	$134,100	$98,555

The company files a consolidated federal income tax return. The components of the provision for income taxes on earnings from continuing operations were as follows:

(Amounts in thousands)	Years Ended February 28 2003	2002	2001
Current:			
Federal	$17,220	$38,854	$52,846
State	2,538	11,588	7,993
	19,758	50,442	60,839
Deferred:			
Federal	5,546	27,164	9,505
State	171	840	293
	5,717	28,004	9,798
Provision for income taxes	$25,475	$78,446	$70,637

The effective income tax rate differed from the federal statutory income tax rate as follows:

	Years Ended February 28 2003	2002	2001
Federal statutory income tax rate	35%	35%	35%
State and local income taxes, net of federal benefit	3	3	3
Effective income tax rate	38%	38%	38%

In accordance with SFAS No. 109, "Accounting for Income Taxes," the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities were as follows:

(Amounts in thousands)	At February 28 2003	2002
Deferred tax assets:		
Accrued expenses	$ 75,551	$ 61,299
Other	14,774	8,639
Total gross deferred tax assets	90,325	69,938
Deferred tax liabilities:		
Deferred revenue	79,719	75,079
Depreciation and amortization	36,168	36,123
Securitized receivables	53,718	36,749
Merchandise inventory	14,173	22,338
Prepaid expenses	23,361	10,197
Other	2,553	3,102
Total gross deferred tax liabilities	209,692	183,588
Net deferred tax liability	$119,367	$113,650

Based on the company's historical and current pretax earnings, management believes the amount of gross deferred tax assets will more likely than not be realized through future taxable income; therefore, no valuation allowance is necessary.

12. LEASE COMMITMENTS

The company conducts a substantial portion of its business in leased premises. The company's lease obligations are based upon contractual minimum rates.

Rental expense and sublease income for all operating leases are summarized as follows:

(Amounts in thousands)	Years Ended February 28 2003	2002	2001
Minimum rentals	$373,333	$357,849	$345,230
Rentals based on sales volume	177	292	1,229
Sublease income	(47,791)	(46,814)	(44,214)
Net rental expense	$325,719	$311,327	$302,245

The company computes rent based on a percentage of sales volumes in excess of defined amounts in certain store locations. Most of the company's other leases are fixed-dollar rental commitments, with many containing rent escalations based on the Consumer Price Index. Most leases provide that the company pay taxes, maintenance, insurance and operating expenses applicable to the premises.

The initial term of most real property leases will expire within the next 20 years; however, most of the leases have options providing for additional lease terms of five to 25 years at terms similar to the initial terms.

In accordance with SFAS No. 13, "Accounting for Leases," the company recognizes rental expense from operating leases on a straight-line basis. Accrued straight-line rent is presented separately on the consolidated balance sheets and was $97.4 million at February 28, 2003, and $77.9 million at February 28, 2002.

Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the company, as of February 28, 2003, were:

(Amounts in thousands) Fiscal	Capital Leases	Operating Lease Commitments	Operating Sublease Income
2004	$ 1,768	$ 333,487	$ (49,875)
2005	1,798	331,807	(47,882)
2006	1,807	329,929	(45,522)
2007	1,853	324,806	(41,540)
2008	1,853	317,866	(39,315)
After 2008	9,153	2,843,091	(368,925)
Total minimum lease payments	18,232	$4,480,986	$(593,059)
Less amounts representing interest	(7,144)		
Present value of net minimum capital lease payments [NOTE 9]	$11,088		

CarMax currently operates 23 of its sales locations pursuant to various leases under which the company is the primary obligor. In conjunction with the separation, the company assigned each of these operating leases to CarMax. CarMax paid a special dividend of $28.4 million to Circuit City Stores, Inc. in recognition of the company's continuing contingent liability on the leases related to these CarMax locations. At February 28, 2003, the

future minimum fixed lease obligations on these 23 leases totaled $480.9 million. Amounts presented within this footnote reflect the company's lease commitments on these leases and the corresponding sublease income associated with these CarMax locations.

In fiscal 2003, the company entered into sale-leaseback transactions with unrelated third parties at an aggregate selling price of $25.1 million ($48.5 million in fiscal 2002 and $61.5 million in fiscal 2001). Gains or losses on sale-leaseback transactions are deferred and amortized over the term of the leases. The company does not have continuing involvement under sale-leaseback transactions.

The liability for non-appliance exit related lease termination costs was $59.4 million at February 28, 2003, and $38.2 million at February 28, 2002, and is included in other liabilities on the consolidated balance sheets.

13. CONTINGENT LIABILITIES

In the normal course of business, the company is involved in various legal proceedings. Based upon the company's evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the company's financial position, liquidity or results of operations.

14. CAPITAL STOCK

(A) SHAREHOLDER RIGHTS PLAN: In conjunction with the company's Shareholder Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of common stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the company by a person or group. When exercisable, each right would entitle the holder to buy one eight-hundredth of a share of Cumulative Participating Preferred Stock, Series E, $20 par value, at an exercise price of $125 per share, subject to adjustment. A total of 500,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been designated. No such shares are outstanding. In the event that an acquiring person or group acquires 15 percent of the company's common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors) or engages in certain transactions with the company after the rights become exercisable, each right would be converted into a right to purchase, for half the current market price at that time, shares of stock valued at two times the exercise price. The rights expire in April 2008.

(B) PREFERRED STOCK: The company has 1.0 million shares of undesignated preferred stock authorized of which no shares are outstanding.

(C) SHARES REPURCHASED: In January 2003, the company's board of directors authorized the repurchase of up to $200 million of the company's common stock. As of February 28, 2003, no shares had been repurchased.

15. STOCK-BASED INCENTIVE PLANS

(A) STOCK INCENTIVE PLANS: Under the company's stock incentive plans, nonqualified stock options and other equity-based awards may be granted to management, key employees and outside directors to purchase shares of Circuit City common stock. The exercise price for nonqualified options is equal to, or greater than, the market value at the date of grant. Options generally are exercisable over a period of from one year to 10 years from the date of grant. The company has authorized 39.1 million shares of Circuit City common stock to be issued as either options, restricted stock or restricted stock units. At February 28, 2003, 10.2 million shares of Circuit City common stock were available for issuance of options, restricted stock or restricted stock units. The number of shares available for granting at February 28, 2002, was 7.7 million shares of Circuit City common stock.

In the CarMax separation, the company adjusted the exercise price and the number of shares of each unexercised option to purchase Circuit City Group common stock, other than those options held by CarMax associates. In order to reflect the distribution of the company's interest in the CarMax Group as a dividend to holders of Circuit City Group common stock and to maintain both the intrinsic value of the option and the ratio of exercise price to market value, each option was adjusted by decreasing the exercise price and increasing the number of shares covered by the option. As a result of the separation, the number of shares covered by options to purchase the company's common stock increased by 6.0 million shares. Pursuant to the company's stock incentive plans, the number of shares available for issuance under the company's stock plans were adjusted in the same manner, increasing the number of shares available by 3.4 million shares.

Also in the separation, each unexercised option to purchase Circuit City Group common stock that was held by a CarMax associate was converted into an option to purchase CarMax, Inc. common stock and the Circuit City option was cancelled. The exercise price and number of shares covered by the option were adjusted to maintain both the intrinsic value of the option and the ratio of exercise price to market value per share. As a result of the separation, options to purchase approximately 30,000 shares of company stock were cancelled.

Also in the separation, each holder of Circuit City Group restricted stock received as a tax-free distribution 0.313879 of a share of CarMax, Inc. restricted stock for each outstanding share of Circuit City Group restricted stock. These restricted shares of CarMax, Inc. common stock are subject to the same terms and conditions as are applicable to the restricted shares of Circuit City common stock.

(B) RESTRICTED STOCK: Under the 1994 Stock Incentive Plan, management and key employees are granted restricted stock awards and restricted stock unit awards of Circuit City common stock. Restricted stock is granted in the name of the employee, who has all the rights of the shareholder, subject to certain restrictions and forfeitures. Restrictions on the stock awards generally expire three years to seven years from the date of grant. Total restricted stock awards of 0.8 million shares of Circuit City common stock were granted to eligible employees in fiscal 2003. Total restricted stock awards of 1.1 million shares were granted to eligible employees in fiscal 2002. In fiscal 2001, 1.5 million restricted shares were granted, including 1.0 million shares granted as a

one-for-one replacement for cancelled options that were originally granted on June 13, 2000. Options held by senior management were excluded from this replacement grant. Approximately 0.8 million shares from the replacement grant vest two-and-one-half years from the grant date, and the remaining 0.3 million shares vest four years to five years from the grant date with accelerated vesting if certain performance factors are met. The market value, at the grant date, of all restricted shares granted has been recorded as unearned compensation and is a component of stockholders' equity. Unearned compensation is expensed over the restriction periods. In fiscal 2003, $20.0 million was charged to operations ($15.6 million in fiscal 2002 and $11.2 million in fiscal 2001). As of February 28, 2003, 2.3 million restricted shares of Circuit City common stock were outstanding.

In fiscal 2003, the company began issuing restricted stock units. Restricted stock units are granted in the name of the employee, who is entitled to receive dividends, but has no voting rights for any restricted stock units held. These restricted stock units are redeemed for company stock once the deferral restriction period has been satisfied. If these restricted stock units are forfeited or cancelled, the shares reserved for the restricted stock units are available for granting. Total restricted stock units of 0.5 million were granted to eligible employees in fiscal 2003. The cost of this grant, as determined by the market price of the common stock at the grant date, is recognized over the vesting period, generally three years. In fiscal 2003, a total of $0.8 million related to restricted stock units was charged to operations.

(C) EMPLOYEE STOCK PURCHASE PLAN: The company has an employee stock purchase plan for all employees meeting certain eligibility criteria. Under the plan, eligible employees may, subject to certain limitations, purchase shares of Circuit City common stock. The company matches $0.15 for each $1.00 contributed by employees. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. The company has authorized 16.1 million shares of Circuit City common stock for purchase under the plan. At February 28, 2003, a total of 1.1 million shares remained available under the plan. During fiscal 2003, 1.2 million shares of common stock were issued to or purchased on the open market on behalf of employees (0.9 million shares in fiscal 2002 and 0.9 million shares in fiscal 2001). The average price per share of common stock purchased under the plan was $13.32 in fiscal 2003, $17.59 in fiscal 2002 and $29.93 in fiscal 2001. The company match totaled $1.6 million in fiscal 2003, $1.9 million in fiscal 2002 and $2.5 million in fiscal 2001.

(D) 401 (K) PLAN: The company sponsors a 401(k) plan for all employees meeting certain eligibility criteria. Under the plan, eligible employees can contribute up to 40 percent of their salaries up to the annual limit as designated by the Internal Revenue Service. The company matches $0.25 for each $1.00 contributed by employees up to 5 percent of the employee's salary. The company's expense for this plan was $3.6 million in fiscal 2003, $3.5 million in fiscal 2002 and $4.0 million in fiscal 2001.

The company's stock option activity is summarized in Table 2. Table 3 summarizes information about stock options outstanding as of February 28, 2003.

TABLE 2

(Shares in thousands)	2003 Shares	2003 Weighted Average Exercise Price	2002 Shares	2002 Weighted Average Exercise Price	2001 Shares	2001 Weighted Average Exercise Price
Outstanding at beginning of year	11,991	$23.60	8,720	$28.59	7,380	$25.07
Granted	1,520	21.30	4,423	12.80	4,280	34.80
Adjustments due to CarMax separation:						
Granted	17,865	15.42	—	—	—	—
Cancelled	(11,911)	23.14	—	—	—	—
Exercised	(311)	13.06	(541)	15.45	(1,526)	23.64
Cancelled	(1,532)	25.60	(611)	23.96	(1,414)	34.25
Outstanding at end of year	17,622	$15.44	11,991	$23.60	8,720	$28.60
Options exercisable at end of year	9,092	$16.97	4,346	$25.33	3,158	$21.86

TABLE 3

(Shares in thousands) Range of Exercise Prices	Options Outstanding: Number Outstanding	Options Outstanding: Weighted Average Remaining Contractual Life	Options Outstanding: Weighted Average Exercise Price	Options Exercisable: Number Exercisable	Options Exercisable: Weighted Average Exercise Price
$ 6.33 to 8.30	5,349	6.1	$ 8.29	1,674	$ 8.29
8.75 to 11.12	2,219	3.1	9.99	1,600	10.13
11.17 to 14.45	1,806	2.5	13.16	1,707	13.17
14.52 to 18.63	2,057	6.9	14.64	69	15.71
19.15 to 23.48	4,484	5.3	23.47	2,503	23.47
25.83 to 27.21	1,707	4.3	27.20	1,539	27.21
Total	17,622	5.1	$15.44	9,092	$16.97

16. PENSION PLANS

The company has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least 21 years of age and have completed one year of service. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. Plan assets consist primarily of equity securities and included 1.3 million shares of Circuit City common stock at February 28, 2003 and 2002. Company contributions were $52.9 million in fiscal 2003, $7.6 million in fiscal 2002 and $14.1 million in fiscal 2001.

The following tables set forth the pension plan's financial status:

(Amounts in thousands)	Years Ended February 28 2003	2002
Change in benefit obligation:		
Benefit obligation at beginning of year	$169,130	$147,912
Service cost	14,450	14,124
Interest cost	12,259	11,033
Plan amendments [a]	1,003	—
Actuarial loss	6,094	1,604
Benefits paid	(5,103)	(5,543)
Curtailments	(4,879)	—
Benefit obligation at end of year	$192,954	$169,130
Change in plan assets:		
Fair value of plan assets at beginning of year	$125,031	$130,351
Actual return on plan assets	(24,980)	(7,356)
Employer contributions	52,892	7,579
Adjustment for CarMax separation [b]	477	—
Benefits paid	(5,103)	(5,543)
Fair value of plan assets at end of year	$148,317	$125,031
Reconciliation of funded status:		
Funded status	$ (44,637)	$ (44,098)
Unrecognized actuarial loss	74,819	35,409
Unrecognized prior service benefit	892	(140)
Unrecognized loss adjustment [b]	4,055	—
Net amount recognized [c]	$ 35,129	$ (8,829)

(a) The Company adopted The Tax Relief Act of 2001.

(b) Adjustments reflect final separation of CarMax from the Circuit City pension plan.

(c) Of the $35.1 million recognized at February 28, 2003, $15.0 million is included in prepaid expenses and other current assets and the remaining $20.1 million is included in other assets on the consolidated balance sheet. The $8.8 million recognized at February 28, 2002, is included in accrued expenses and other current liabilities on the consolidated balance sheet.

The components of net pension expense were as follows:

(Amounts in thousands)	Years Ended February 28 2003	2002	2001
Service cost	$ 14,450	$ 14,124	$ 12,617
Interest cost	12,259	11,033	8,690
Expected return on plan assets	(13,389)	(12,527)	(10,914)
Amortization of prior service cost	(28)	(141)	(140)
Amortization of transitional asset	—	(199)	(199)
Recognized actuarial loss (gain)	174	(1)	(274)
Net pension expense	$ 13,466	$ 12,289	$ 9,780

Assumptions used in accounting for the pension plan were:

	Years Ended February 28 2003	2002	2001
Weighted average discount rate	6.60%	7.25%	7.50%
Rate of increase in compensation levels	5.00%	6.00%	6.00%
Expected rate of return on plan assets	8.25%	9.00%	9.00%

The company also has an unfunded nonqualified plan that restores retirement benefits for senior executives who are affected by Internal Revenue Code limitations on benefits provided under the company's pension plan. The liability recorded under the plan was $10.5 million at February 28, 2003, and $8.5 million at February 28, 2002, and is included in accrued expenses and other current liabilities on the consolidated balance sheets. The projected benefit obligation under the plan was $10.7 million at February 28, 2003, and $16.4 million at February 28, 2002.

17. RECENT ACCOUNTING PRONOUNCEMENTS

Effective in the first quarter of fiscal 2003, the company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," related to the disposal of a segment of a business. The adoption of SFAS No. 144 did not have a material impact on the company's financial position, results of operations or cash flows.

Effective in the third quarter of fiscal 2003, the company adopted SFAS No. 146, which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred, rather than at the date of commitment to an exit or disposal plan. The adoption of SFAS No. 146 did not have a material impact on the company's financial position, results of operations or cash flows.

Effective in the fourth quarter of fiscal 2003, the company adopted EITF No. 02-16, which requires that cash consideration received by a reseller from a vendor be characterized as a reduction of cost of sales unless the cash consideration represents a payment for assets or services delivered to the vendor, in which case, the consideration would be characterized as revenue or other income. If the cash consideration represents a reimbursement of specific, incremental, identifiable direct costs incurred by a reseller to sell a vendor's products, the consideration would be characterized as a reduction of those direct costs. As the company's policies already were consistent with the provisions of EITF No. 02-16, the adoption of this standard did not have a material impact on the company's financial position, results of operations or cash flows.

Effective in the first quarter of fiscal 2004, the company plans to adopt SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires entities to record the fair

value of a liability for an asset retirement obligation in the period incurred and recognize accretion expense in subsequent periods. The adoption of SFAS No. 143 is not expected to have a material impact on the company's financial position, results of operations or cash flows.

In November 2002, the Financial Accounting Standards Board issued EITF No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This issue addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting, as well as how the arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The provisions of EITF No. 00-21 will be effective for the company's third quarter of fiscal 2004. The company has not yet determined the impact, if any, of adopting this standard.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 addresses how to identify variable interest entities and provides guidance as to how a company may assess its interests in a variable interest entity for purposes of deciding whether consolidation of that entity is required. All securitization transactions accounted for as a sale in accordance with SFAS No. 140 are accomplished through qualifying special purpose entities, and these transactions are not subject to the provisions of FIN No. 46. Circuit City leases one of its corporate office buildings under an operating lease arrangement with an off-balance-sheet variable interest entity. This off-balance-sheet entity owns the building having an original cost of $12.6 million and has incurred debt to finance the cost of the building. If the arrangement remains in place at September 1, 2003, the effective date of this standard for the company, the building and the related debt will be recorded on the consolidated balance sheet. The company does not expect the adoption of this standard to have a material impact on its financial position, results of operations or cash flows.

18. RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to classifications adopted in fiscal 2003. Effective in the first quarter of fiscal 2003, the company adopted EITF No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer," which includes provisions requiring that sales incentives, such as mail-in rebates, offered to customers should be classified as a reduction of revenue. Previously, the company recorded these rebates in cost of sales, buying and warehousing. The reclassification of rebates from cost of sales, buying and warehousing to sales decreased sales and cost of sales, buying and warehousing by $71.6 million in fiscal 2002 and $128.1 million in fiscal 2001. This reclassification had no impact on the company's results of operations.

Pretax profits from Circuit City's finance operation, previously recorded as a reduction to selling, general and administrative expenses, are presented separately on the consolidated statements of earnings.

19. QUARTERLY FINANCIAL DATA (UNAUDITED)

(Amounts in thousands except per share data)	First Quarter 2003	First Quarter 2002	Second Quarter 2003	Second Quarter 2002	Third Quarter 2003	Third Quarter 2002	Fourth Quarter 2003	Fourth Quarter 2002	Year 2003	Year 2002
Net sales and operating revenues	$2,118,243	$1,870,621	$2,221,204	$2,023,209	$2,421,687	$2,263,176	$3,192,396	$3,361,225	$9,953,530	$9,518,231
Gross profit	$ 513,350	$ 462,393	$ 525,888	$ 496,544	$ 548,114	$ 551,151	$ 762,973	$ 817,884	$2,350,325	$2,327,972
Net (loss) earnings from:										
Continuing operations	$ (1,256)	$ (9,605)	$ (11,185)	$ (12,541)	$ (21,343)	$ 9,245	$ 75,349	$ 140,894	$ 41,565	$ 127,993
Discontinued operations attributed to:										
Circuit City common stock	18,722	19,740	20,298	19,363	2,283	11,889	—	11,814	41,303	62,806
CarMax Group common stock	10,516	6,832	11,416	8,028	1,284	6,554	—	6,582	23,216	27,996
Net earnings (loss)	$ 27,982	$ 16,967	$ 20,529	$ 14,850	$ (17,776)	$ 27,688	$ 75,349	$ 159,290	$ 106,084	$ 218,795
Net (loss) earnings per share:										
Basic:										
Continuing operations	$ (0.01)	$ (0.05)	$ (0.05)	$ (0.06)	$ (0.10)	$ 0.04	$ 0.36	$ 0.68	$ 0.20	$ 0.62
Discontinued operations attributed to:										
Circuit City common stock	0.09	0.10	0.10	0.09	0.01	0.06	—	0.06	0.20	0.31
	$ 0.08	$ 0.05	$ 0.04	$ 0.03	$ (0.09)	$ 0.10	$ 0.36	$ 0.74	$ 0.40	$ 0.93
CarMax Group common stock	$ 0.28	$ 0.26	$ 0.31	$ 0.27	$ 0.03	$ 0.18	$ —	$ 0.18	$ 0.63	$ 0.87
Diluted:										
Continuing operations	$ (0.01)	$ (0.05)	$ (0.05)	$ (0.06)	$ (0.10)	$ 0.04	$ 0.36	$ 0.67	$ 0.20	$ 0.62
Discontinued operations attributed to:										
Circuit City common stock	0.09	0.10	0.10	0.09	0.01	0.06	—	0.06	0.20	0.30
	$ 0.08	$ 0.05	$ 0.04	$ 0.03	$ (0.09)	$ 0.10	$ 0.36	$ 0.73	$ 0.40	$ 0.92
CarMax Group common stock	$ 0.27	$ 0.25	$ 0.30	$ 0.25	$ 0.03	$ 0.17	$ —	$ 0.17	$ 0.60	$ 0.82

Year-to-date earnings per share are calculated by dividing year-to-date earnings by the weighted average shares outstanding for the full year. Therefore, year-to-date earnings per share do not equal the sum of the quarterly earnings per share.

Independent Auditors' Report

The Board of Directors and Stockholders of Circuit City Stores, Inc.:
We have audited the accompanying consolidated balance sheets of Circuit City Stores, Inc. and subsidiaries as of February 28, 2003 and 2002, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended February 28, 2003. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Circuit City Stores, Inc. and subsidiaries as of February 28, 2003 and 2002, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 28, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Richmond, Virginia
April 2, 2003

Management's Report

The Board of Directors and Stockholders of Circuit City Stores, Inc.:
The consolidated financial statements of Circuit City Stores, Inc. and subsidiaries have been prepared under the direction of management, which is responsible for their integrity and objectivity. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The financial statements include amounts that are the best estimates and judgments of management with consideration given to materiality.

Management is responsible for maintaining an internal control structure designed to provide reasonable assurance that the books and records reflect the transactions of the company and that the company's established policies and procedures are carefully followed. Because of inherent limitations in any system, there can be no absolute assurance that errors or irregularities will not occur. Nevertheless, management believes that the internal control structure provides reasonable assurance that assets are safeguarded and that financial information is objective and reliable.

The company's financial statements have been audited by KPMG LLP, independent auditors. Their Independent Auditors' Report, which is based on an audit made in accordance with auditing standards generally accepted in the United States of America, express opinions as to the fair presentation of the financial statements in conformity with accounting principles generally accepted in the United States of America. In performing their audit, KPMG LLP considers the company's internal control structure to the extent it deems necessary in order to issue its opinion on the company's financial statements.

The audit committee of the board of directors is composed solely of outside directors. The committee meets regularly with management, the internal auditors and the independent auditors to assure each is properly discharging its responsibilities. KPMG LLP and the internal auditors have full and free access to meet privately with the audit committee to discuss accounting controls, audit findings and financial reporting matters.



W. ALAN MCCOLLOUGH
Chairman, President and Chief Executive Officer



MICHAEL T. CHALIFOUX
Executive Vice President and Chief Financial Officer
April 2, 2003

Company Officers

W. ALAN McCOLLOUGH
Chairman, President and
Chief Executive Officer

MICHAEL T. CHALIFOUX
Executive Vice President
Chief Financial Officer

JOHN W. FROMAN
Executive Vice President
Chief Operating Officer

KIM D. MAGUIRE
Executive Vice President
Chief Merchandising Officer

ANN-MARIE AUSTIN-STEPHENS
Senior Vice President
Strategic Business Planning and
Development

DENNIS J. BOWMAN
Senior Vice President
Chief Information Officer

W. STEPHEN CANNON
Senior Vice President
General Counsel and Secretary

FIONA P. DIAS
Senior Vice President
President, Circuit City Direct

PHILIP J. DUNN
Senior Vice President
Treasurer and Controller

GARY M. MIERENFELD
Senior Vice President
Logistics, Product Service and
Purchasing

JEFFREY S. WELLS
Senior Vice President
Human Resources and Training

GEORGE D. CLARK JR.
Vice President
Eastern Division President

CARL C. LIEBERT III
Vice President
Central Division President

MARIO RAMIREZ
Vice President
Western Division President

MARK A. ARENSMEYER
Vice President
Eastern Division Human
Resources

RONALD E. BAIME
Vice President
General Merchandise Manager

JOSEPH T. CIPOLLA
Vice President
Management Information
Systems

MILES M. CIRCO
Vice President and
Chief Technical Officer

ANN M. COLLIER
Vice President
Investor Relations and
Corporate Communications

WILLIAM C. DENNEY
Vice President
General Merchandise Manager

JAYNE R. HEGGEN
Vice President
Marketing

NEAL N. LAPPE
Vice President
Product Service

JERRY L. LAWSON
Vice President
Eastern Division

JUSTIN W. LEWIS
Vice President
Marketing

R. BRUCE LUCAS
Vice President
Construction and Real Estate

WILLIAM E. McCOREY JR.
Vice President
Management Information
Systems

MARC J. SIEGER
Vice President
Warranty Administration

JUDITH L. SIMON
Vice President
Merchandising

JAMES H. WIMMER
Vice President
Store Services

R. BLAINE ALTAFFER
Assistant Vice President
Merchandising

LISA J. BALDYGA
Assistant Treasurer

DANIEL M. BENNING
Assistant Vice President
Eastern Division

JAY W. BERTAGNOLI
Assistant Vice President
Merchandising

GEORGE T. CROWELL III
Assistant Vice President
Merchandising

STEPHEN F. DUCHELLE
Assistant Vice President
Circuit City Direct

SEAN K. EASTER
Assistant Vice President
Construction

VICTOR M. ENGESSER
Assistant Vice President
Merchandising

LINDA N. ENGLISH
Assistant Vice President
Assistant Controller

CAROL K. FULLER
Assistant Vice President
Marketing

ERIC A. JONAS JR.
Assistant Vice President
Store Support Center
Human Resources

RONALD E. JONES
Assistant Vice President
Procurement and
Supply Services

LAURIE LAMBERT-GAFFNEY
Assistant Vice President
Western Division
Human Resources

LINDA L. LUBECKI
Assistant Vice President
Western Division

MICHAEL J. LYNCH
Assistant Vice President
Merchandising

JEFFREY A. McDONALD
Assistant Vice President
Tax Accounting

JANICE A. McNEE
Assistant Vice President
Marketing

DOUGLAS T. MOORE
Assistant Vice President
Merchandising

JOHN D. NELMS
Assistant Vice President
Management Information
Systems

THOMAS C. NOLAN
Assistant Vice President
Real Estate

MARK E. OLIVER
Assistant Vice President
Central Division
Human Resources

JOSEPH E. OREN
Assistant Vice President
Store Innovation and
Development

KENT E. RICHARDSON
Assistant Vice President
Construction

ANDREW P. SHULKLAPPER
Assistant Vice President
Merchandising

FRANK X. SMALARA
Assistant Vice President
Management Information
Systems

DAVID M. URQUIDI
Assistant Vice President
Western Division

ROBERT T. WALKER
Assistant Vice President
Central Division

MICHAEL J. WHITE
Assistant Vice President
Eastern Division

FIRST NORTH AMERICAN NATIONAL BANK OFFICERS

DANIEL P. TIERNEY
President

MICHAEL L. JONES
Vice President
Chief Information Officer

MERLE H. WORSHAM
Vice President
Operations

PATRICK REILY
Assistant Vice President
Marketing

MICHAEL S. ROSENTHAL
Assistant Vice President
Risk

Executive Committee



Standing, left to right:
Steve Cannon
Mike Chalifoux
Kim Maguire
Fiona Dias
Mario Ramirez
Jeff Wells
Phil Dunn
Dennis Bowman

Seated, left to right:
Danny Clark
Ann-Marie Austin-Stephens
John Froman
Alan McCollough
Carl Liebert
Gary Mierenfeld

Board of Directors

W. ALAN McCOLLOUGH (1)
Chairman, President and
Chief Executive Officer

RONALD M. BRILL (2,3)
Private investor;
Retired, Executive Vice President and
Chief Administrative Officer,
The Home Depot, Inc.,
a home improvement retailer;
Atlanta, Georgia

CAROLYN H. BYRD (2,5)
Chairman and Chief Executive Officer,
GlobalTech Financial, LLC,
a financial services company;
Atlanta, Georgia

MICHAEL T. CHALIFOUX (1)
Executive Vice President
Chief Financial Officer

RICHARD N. COOPER (2,5)
Professor of Economics,
Harvard University;
Boston, Massachusetts

BARBARA S. FEIGIN (2,3)
Consultant;
Retired, Executive Vice President,
Worldwide Director of Strategic Services,
Grey Advertising, Inc.;
New York, New York

JAMES F. HARDYMON (3,4)
Retired, Chairman and
Chief Executive Officer,
Textron, Inc.,
a global multi-industry company;
Providence, Rhode Island

ROBERT S. JEPSON JR. (3,4)
Chairman and Chief Executive Officer,
Jepson Associates, Inc.,
a private investment company;
Chairman and Chief Executive Officer,
Jepson Vineyards, Ltd.;
Savannah, Georgia

PAULA G. ROSPUT (3,5)
Chairman, President and Chief Executive Officer,
AGL Resources, Inc.,
an energy resource company;
Atlanta, Georgia

MIKAEL SALOVAARA (2,4)
Private investor;
Retired, Partner,
Greycliff Partners,
a merchant banking firm;
Morristown, New Jersey

CAROLYN Y. WOO (4,5)
Dean of the Mendoza College of Business,
University of Notre Dame;
Notre Dame, Indiana

(1) Executive Committee member
(2) Audit Committee member
(3) Compensation and Personnel Committee member
(4) Nominating and Governance Committee member
(5) Pension Committee member

Shareholder Information

CORPORATE OFFICES
Circuit City Stores, Inc.
9950 Mayland Drive
Richmond, Virginia 23233-1464
(804) 527-4000

ANNUAL MEETING
June 17, 2003, 10:00 a.m.
The Jepson Alumni Center
The University of Richmond
Richmond, Virginia

STOCK INFORMATION
Listed on the New York Stock Exchange
Circuit City NYSE symbol: CC
There were approximately 8,400 Circuit City shareholders of record at February 28, 2003.

CERTIFIED PUBLIC ACCOUNTANTS
KPMG LLP
Richmond, Virginia

TRANSFER AGENT AND REGISTRAR
Wells Fargo Bank Minnesota, N.A.
South St. Paul, Minnesota
(800) 468-9716
www.wellsfargo.com/com/shareowner_services

RIGHTS AGENT
Wells Fargo Bank Minnesota, N.A.
South St. Paul, Minnesota

SHAREHOLDER INQUIRIES
Office of Investor Relations
(804) 527-4000, extension 3969

SECURITIES ANALYST INQUIRIES
Ann M. Collier
Vice President, Investor Relations and Corporate Communications
(804) 527-4058

FORM 10-K
Form 10-K Annual Report to the Securities and Exchange Commission provides certain additional information and will be available in June.
A copy of this report may be obtained without charge upon request to:

OFFICE OF THE CORPORATE SECRETARY
Circuit City Stores, Inc.
9950 Mayland Drive
Richmond, Virginia 23233-1464
(804) 527-4022

WEB SITE
www.circuitcity.com

INVESTOR INFORMATION WEB SITE
http://investor.circuitcity.com

Circuit City Markets (as of 2/28/03)

ALABAMA (6)
Anniston
Birmingham (2)
Huntsville
Montgomery
Tuscaloosa

ARIZONA (10)
Phoenix (8)
Tucson (2)

ARKANSAS (4)
Ft. Smith (2)
Little Rock (2)

CALIFORNIA (83)
Bakersfield
Chico/Redding (2)
Fresno (3)
Los Angeles (41)
Palm Springs
Sacramento (5)
Salinas (3)
San Diego (8)
San Francisco (17)
Santa Barbara (2)

COLORADO (12)
Colorado Springs (3)
Denver (8)
Grand Junction

CONNECTICUT (4)
Hartford (4)

FLORIDA (47)
Fort Myers (3)
Gainesville (2)
Jacksonville (4)
Miami (10)
Orlando (7)
Panama City
Pensacola (3)
Tallahassee
Tampa (10)
West Palm Beach (6)

GEORGIA (21)
Albany
Atlanta (16)
Augusta
Columbus
Macon
Savannah

HAWAII (1)
Honolulu

IDAHO (2)
Boise
Idaho Falls

ILLINOIS (36)
Champaign/Springfield (3)
Chicago (30)
Peoria/Bloomington (2)
Rockford

INDIANA (12)
Evansville
Fort Wayne
Indianapolis (7)
Lafayette
South Bend
Terre Haute

KANSAS (7)
Kansas City (4)
Topeka
Wichita (2)

KENTUCKY (7)
Lexington
Louisville (4)
Paducah (2)

LOUISIANA (8)
Baton Rouge
Lafayette
New Orleans (4)
Lake Charles
Texarkana/Shreveport

MAINE (2)
Bangor
Portland

MARYLAND (8)
Baltimore (7)
Salisbury

MASSACHUSETTS (16)
Boston (14)
Springfield (2)

MICHIGAN (23)
Detroit (11)
Flint (2)
Grand Rapids (6)
Lansing (3)
Traverse City

MINNESOTA (9)
Minneapolis (9)

MISSISSIPPI (3)
Biloxi
Jackson
Tupelo

MISSOURI (10)
Columbia
St. Louis (8)
Springfield

NEBRASKA (2)
Lincoln
Omaha

NEVADA (5)
Las Vegas (4)
Reno

NEW MEXICO (1)
Albuquerque

NEW YORK (45)
Albany
Binghamton
Buffalo (3)
New York (36)
Rochester (3)
Syracuse

NORTH CAROLINA (17)
Charlotte (6)
Greensboro (3)
Greenville/New Bern (2)
Raleigh (5)
Wilmington

OHIO (26)
Cincinnati (6)
Cleveland (9)
Columbus (4)
Dayton (3)
Toledo (2)
Youngstown (2)

OKLAHOMA (4)
Oklahoma City (2)
Tulsa (2)

OREGON (7)
Eugene
Medford
Portland (5)

PENNSYLVANIA (31)
Erie
Harrisburg (4)
Johnstown (3)
Philadelphia (15)
Pittsburgh (5)
Scranton/Wilkes-Barre (3)

RHODE ISLAND (5)
Providence (5)

SOUTH CAROLINA (9)
Charleston
Columbia (2)
Florence (2)
Greenville (4)

TENNESSEE (13)
Chattanooga
Jackson
Tri-Cities (2)
Knoxville (2)
Memphis (2)
Nashville (5)

TEXAS (48)
Abilene
Amarillo
Austin (3)
Beaumont
Corpus Christi
Dallas/Fort Worth (11)
El Paso (2)
Houston (12)
Lubbock
McAllen/Brownsville (2)
Midland/Odessa (2)
San Antonio (3)
Tyler/Longview (3)
Waco (4)
Wichita Falls

UTAH (5)
Salt Lake City (5)

VERMONT (1)
Burlington

VIRGINIA (17)
Charlottesville
Harrisonburg
Norfolk (6)
Richmond (5)
Roanoke (3)
Winchester

WASHINGTON (12)
Seattle (9)
Spokane (2)
Yakima

WEST VIRGINIA (6)
Charleston/Huntington (2)
Clarksburg (2)
Wheeling (2)

WISCONSIN (8)
Appleton/Green Bay (2)
Madison (2)
Milwaukee (4)

WYOMING (1)
Cheyenne

WASHINGTON D.C. (17)
Maryland (9)
N. Virginia (8)